INVESTOR DISCLOSURE PACKET

San Francisco Community Land Trust

(a California nonprofit public benefit corporation)

$600,000

Promissory Notes

San Francisco Community Land Trust

44 Page Street, Suite 104

San Francisco, CA 94102

August 31, 2021

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	San Francisco Community Land Trust
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	California
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 09, 2003
Kind of Entity (Check One)	A nonprofit public benefit corporation
Street Address	44 Page Street, Suite 104 San Francisco, CA 9410
Website Address	www.sfclt.org

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions
This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.
- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Saki Bailey	
All positions with the Company and How Long for Each Position	**Position:** Executive Director	**How Long:** 4 months
Business Experience During Last Three Years (Brief Description)	Researcher, University of Gothenburg Sweden Program Manager, Bay Area Community Land Trust Consultant, Bay Area Community Land Trust	
Principal Occupation During Last Three Years	Program Manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes ___X_ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #2

Name	Keith Cooley	
All positions with the Company and How Long for Each Position	**Position:** Director of Asset Management	**How Long:** 5 years
Business Experience During Last Three Years (Brief Description)	Director of Asset Management: responsible for all aspects of financial management of the buildings/properties in the SFCLT Portfolio, as well as compliance with City regulation.	
Principal Occupation During Last Three Years	Director of Asset Management	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes ____X_ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #3

Name	Keith Hennessy	
All positions with the Company and How Long for Each Position	**Position:** President	**How Long:** 8 months
Business Experience During Last Three Years (Brief Description)	Artistic Director Circo Zero	
Principal Occupation During Last Three Years	Choreographer, Teacher, Performer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** 1. Hollins University, VA 2. Impulstanz, Vienna 3. University of Hawaii 4. Earthdance, MA 5. University for the Arts, Amsterdam 6. L'Artère/La Maison pour la Danse, Québec 7. ALTERNA, Oslo	**Business:** 1. Education, dance 2. Dance, training 3. Education, dance 4. Dance training 5. Arts education 6. Dance education 7. Dance production

Person #4

Name	Francesca Manning	
All positions with the Company and How Long for Each Position	**Position:** Vice President	**How Long:** 8 months
Business Experience During Last Three Years (Brief Description)	Graduate Fellow at Center for Place, Culture, and Politics at the City University of New York. In Home Supportive Services- Home care for disabled individual. Teacher in Special Education at San Francisco Unified School District	
Principal Occupation During Last Three Years	Student	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Self	**Business:** Web developer

Person #5

Name	Vivian Schwab	
All positions with the Company and How Long for Each Position	**Position:** Secretary	**How Long:** 4 months
Business Experience During Last Three Years (Brief Description)	Architecture	
Principal Occupation During Last Three Years	MAK Studio Architects, Architectural Designer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Edmonds and Lee Architects	**Business:** Architecture

Person #6

Name	Beth Hodess	
All positions with the Company and How Long for Each Position	**Position:** Treasurer	**How Long:** 3 months
Business Experience During Last Three Years (Brief Description)	Solo Tax Attorney & Management Consultant	
Principal Occupation During Last Three Years	Self Employed Tax Attorney OnPoint Legal Counsel, PC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #7

Name	Marquise Mazique	
All positions with the Company and How Long for Each Position	**Position:** Lessee Members Representative	**How Long:** 12 months
Business Experience During Last Three Years (Brief Description)	Facilities Coordinator	
Principal Occupation During Last Three Years	Ban Cal Property Management	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** John Stewart	**Business:** Property Management

Person #8

Name	Jeanne Hallacy	
All positions with the Company and How Long for Each Position	**Position:** Lessee Members Representative	**How Long:** 2 years
Business Experience During Last Three Years (Brief Description)	Teacher/Documentary Filmmaker	
Principal Occupation During Last Three Years	Employment Youth Development[1]	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Kirana Productions[2]	**Business:** Documentary film

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[1] https://www.jamestownsf.org

[2] https://www.kiranaproductions.org/

Person #9

Name	Shelah Moody	
All positions with the Company and How Long for Each Position	**Position:** Lessee Members Representative	**How Long:** 1 month
Business Experience During Last Three Years (Brief Description)	Journalist/City Clerk	
Principal Occupation During Last Three Years	Freelance journalist and City Clerk	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Assistant to Delfeayo Marsalis (New Orleans, Louisiana)	**Business:** Administrative Assistant/Project Manager

Person #10

Name	Hans How	
All positions with the Company and How Long for Each Position	**Position:** General Members Representative	**How Long:** 1 month
Business Experience During Last Three Years (Brief Description)	Impact Investing	
Principal Occupation During Last Three Years	New Island Capital	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Pgin Real Estate Equity Residential	**Business:** Housing Investment Development

Person #11

Name	Hope Williams	
All positions with the Company and How Long for Each Position	**Position:** General Members Representative	**How Long:** 1 month
Business Experience During Last Three Years (Brief Description)	Political campaign and law apprenticeship	
Principal Occupation During Last Three Years	Sustainable Economies Law Center	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Self Employed	**Business:** Campaign consultant

Person #12

Name	Bruce Wolfe	
All positions with the Company and How Long for Each Position	**Position:** General Members Representative	**How Long:** 2 years
Business Experience During Last Three Years (Brief Description)	Nonprofit IT	
Principal Occupation During Last Three Years	Alcohol Justice	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #13

Name	Dalia Rubiano Yedidia	
All positions with the Company and How Long for Each Position	**Position:** Public Representative	**How Long:** 10 months
Business Experience During Last Three Years (Brief Description)	Non-profit work	
Principal Occupation During Last Three Years	Chan Zuckerberg Initiative	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** UC Berkeley	**Business:** Researcher

Person #14

Name	Shanti Singh	
All positions with the Company and How Long for Each Position	**Position:** Public Representative	**How Long:** 8 months
Business Experience During Last Three Years (Brief Description)	Public Policy & Electoral Campaigns	
Principal Occupation During Last Three Years	Tenants Together	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X_ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Bernie Sanders 2020, Shahid Buttar for Congress 2020, San Francisco Board of Supervisors	**Business:** Public Policy & Electoral Campaigns

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	None
Name	

§227.201(d) – The Company's Business and Business Plan

About the Project

The purchase of 285 Turk Street by San Francisco Community Land Trust (SFCLT or Company), located in the heart of the bustling Tenderloin neighborhood at the intersection of Turk and Leavenworth, is expected to stabilize 40 units of housing and keep them affordable in perpetuity.[3] [4] [5] [6]

The building is a 7-story, 28,000 + s.f. mixed use building, with 40 residential units and 2 commercial units on the ground floor. With a total acquisition cost of $9,486,722 and some planned renovations, the total project cost is expected to be around $10,374,432.

Over the period of five years, SFCLT will work with residents to form a Limited Equity Housing Cooperative (LEHC) at 285 Turk Street. An LEHC is a member-managed non-profit corporation that will own 285 Turk Street. Members of the co-op will own shares in the building which will entitle them to live in the unit, transfer it with a modest appreciation (capped to 3-4% max per annum), and to pass these entitlements on as an inheritable right to their partner, children, or other descendants. In sum, LEHCs offer a form of homeownership which is tied to a reasonable rate of return for its owner without allowing the unit to

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[3] https://www.sfclt.org/lnews-1/sfclt-purchases-285-turk-for-ambitious-plan-to-convert-into-bipoc-lehc-homeownership

[4] https://www.google.com/maps/place/285+Turk+St,+San+Francisco,+CA+94102/@37.7828693,-122.4137562,3a,75y,195.38h,90t/data=!3m6!1e1!3m4!1s0Fa1A-Q0ON6d5_63STyRTQ!2e0!7i16384!8i8192!4m5!3m4!1s0x8085809abb700547:0x1510ed7af2c6337a!8m2!3d37.7827317!4d-122.4138091

[5] https://www.sfclt.org/

[6] https://www.hiusa.org/blog/travel-guides/history-of-san-franciscos-tenderloin-neighborhood

float on the speculative market, allowing SFCLT to keep it permanently affordable for the next generation of homeowners.

SFCLT will also provide financial tools and education to the residents and members of the co-op to help them save the equity required to own shares in the co-op.

SFCLT will also look for an owner to contribute equity for the commercial space on the ground floor. SFCLT is considering becoming that owner themselves.

The building is currently home to 30 households, predominantly Black, Indigenous and People of Color (BIPOC) – 95% of residents.[7] [8] Because the building is not under rent control tenants are vulnerable to exploitation and displacement if the building were to be purchased by a speculator. Creating a LEHC will enable the residents to self-manage the building, own shares in the unit (which provides the residents entitlements mentioned above) and maintain control of rents.[9]

The building contains 11 one-bedroom and 29 studio units. 17 of the units have been renovated in the last 5 years. Two commercial units are used by a local non-profit service provider and a neighborhood serving hardware store, serving residents and community members.

A Community Land Trust is a membership-based, nonprofit organization whose mission is to create permanently affordable, resident-owned housing for low- and moderate-income people. Resident ownership of multi-family properties through the Community Land Trust model is one means of stabilizing affordable housing, in perpetuity, for low-income and working-class residents.

This is an opportunity to bring a large building off the speculative market and into community ownership through the San Francisco Community Land Trust.

About the Plan

There are 40 residential apartments in the building, with 11 one-bedroom and 29 studio units. 17 of the units have been renovated in the last 5 years. Vacant units not renovated are in reasonable condition.

As of March 2021, 12 units were vacant - a 30% vacancy rate. A survey of 31 listings of similar size units in April 2021 found that the average asking price for studios is $1,662, and the average asking price for one-bedrooms is $1,942. Seven units are in serious arrears, with $10,000 or more owed, but for all of these seven units, the actual rent is higher than the average market rent. There are a further five units where the actual rent is also higher than average.

For a detailed rent modelling and lease up plan, See Exhibit B.

SFCLT has a team ready to support the acquisition, rehabilitation, asset management, and resident coordination which includes employees of SFCLT, accounting, construction management and property

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[7] https://285turkstreet.com/.

[8] https://www.cbsnews.com/news/bipoc-meaning-where-does-it-come-from-2020-04-02/

[9] https://localhousingsolutions.org/housing-policy-library/limited-equity-cooperatives/

management support. This team will work to rehabilitate and financially stabilize the building. Each member plays an integral role in the process which is described below.

Most critical to this effort will be the contributions of the anticipated Resident Coordinator, (100% Spanish bilingual) to be hired through the project budget of 285 Turk Street. Our experience with another project, Columbus United Cooperative at 55 Columbus Avenue, taught us that the resident coordinator was central to the success of the building's financial stability.[10] We hope to replicate this experience in 285 Turk. The Resident Coordinator will be responsible for organizing the tenants; providing tenant education on the CLT & Coop model; connecting tenants to social services, financial empowerment tools, and other resources for generating wealth/savings; providing workshops on financial management; managing the building budget; performing capital reserve studies; conflict resolution; and maintenance and property management.

The planned timeline for conversion to a coop is as follows:

09 2021   60-day financial contingency period ends on September 14.

10 2021   90-day closing date on October 14

10 2021   Tenant Education commences on CLT & Coop Model and ends in December 2021

10 2021   Vacancy filling period begins and is anticipated to end in March 2022

01 2022   Launch financial empowerment tools/workshops on individual wealth/asset creation/Ongoing tenant education on the CLT & Coop Model. Ongoing through 2022.

04 2023   Achieve 95% average occupancy for all units & financial sustainability.

04 2023   Prepare residents for Coop conversion/Assess coop equity needs from individuals. Ongoing through April 2024.

05 2026   Coop conversion to a Limited Equity Housing Cooperative

Project history

In 2016, San Francisco Community Land Trust was contacted by a tenant organizer who was working with tenants at 285 Turk Street. The building owner had imposed rent increases on tenants of between 10% to 70%. The tenants expressed a desire to form a housing co-operative similar to the SFCLT's building at 53 Columbus. In the years between 2016 to 2020, SFCLT kept in touch with the tenants through their struggles with excessive rent increases, and occasionally met with them. In June 2020 volunteers from the Filipino Community Development Corporation started working with the tenants and contacted SFCLT about forming a housing co-operative and purchasing the building.[11] Since that time the Filipino

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[10] https://www.sfclt.org/our-approach1#our-buildings
[11] http://www.filipinocdc.org/

Community Development Corporation and SFCLT have been meeting with tenants on a regular basis to understand the issues and help them form a committee to organize the tenants to purchase the building.

In 1985 the City allowed 285 Turk Street to be taken out of the Rent Stabilization Ordinance because the owner at the time invested in rehabilitation of the building.[12] This loophole in the Rent Stabilization Ordinance was subsequently closed, however the building remains out of rent control. Tenants in the building are doubly vulnerable to displacement through high rent increases and because they lack the security of rent control. In the last three years tenants have been subject to 10% annual rent increases and many long-term tenants have become rent burdened.

About San Francisco Community Land Trust

The San Francisco Community Land Trust (SFCLT) is a membership-based organization whose mission is to create permanently affordable, resident-controlled housing for low- to moderate-income people in San Francisco through the community ownership of the land.

SFCLT is governed by a board of 12 directors who represent the membership (4 seats), the community at large (4 seats) and residents of SFCLT buildings (4 seats). As of July 2021, all 12 seats are occupied. The Executive Management Committee of SFCLT is as follows:

Board President:	Keith Hennessy, MFA, PhD[13]
Vice President:	Francesca Cummings[14]
Treasurer:	Beth Hoddess[15]
Secretary:	Vivian Schwab[16]

San Francisco Community Land Trust (SFCLT) was established in 2003. It now owns and operates 12 residential buildings, a total of 101 units with a resident population of more than 200, 71% are BIPOC, 22% are seniors and 16% are children, 16 years or younger.[17]

About the Team

Saki Bailey, the Executive Director of San Francisco Community Land Trust (SFCLT), has a decade of experience in nonprofit management and program development roles; a decade of experience in facilitation, teaching and training roles both in the academic and non-profit sectors with a focus on the legal regulation around Community Land Trusts, Co-op formation, and incorporation.[18] Saki is a published author on property law, community land trusts, and the commons with three books and multiple articles published by both academic and non-academics publishers and journals translated into multiple

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[12] https://sfrb.org/rent-ordinance
[13] http://circozero.org/about
[14] https://www.linkedin.com/in/francesca-t-c-manning-b4442379/
[15] https://www.linkedin.com/in/beth-h-hodess-esq-ll-m-tax-682a838/
[16] https://www.linkedin.com/in/vivian-schwab/
[17] https://www.sfclt.org/our-approach1#our-buildings
[18] https://www.sfclt.org/about-top#staff

languages.[19] Saki is an educator and trainer on community land trusts, coops, and other shared equity ownership models based on her six plus years of research on the topic and serves currently on the board of the California Community Land Trust Network and its policy committee in advancing legislation for Community Land Trusts and Limited Equity Housing Cooperatives.[20]

Keith Cooley is the Director of Asset Management of SFCLT and has lived in the Richmond District of San Francisco for the last 12 years. Keith has experience in managing property, as well as being involved in the fight for affordable housing, particularly for Seniors and Artists. In another lifetime he attained a postgraduate degree in Urban Planning at the North London Polytechnic and worked at the London Borough of Haringey with Jeremy Corbyn, who until recently was the Leader of the British Labor Party.

Christina Castillo is the Project Manager of SFLCT and has a decade of experience in non-profits and specifically in providing clients with social services support. Since joining SFCLT she splits her time between connecting residents with services, filling vacancies/lease up, project management for rehab projects, and assisting with acquisitions. Christina has experience with HUD-guidelines; below market rate units; interfacing with both landlords and tenants; providing resident conflict resolution; and providing project management focused on resident participation.

Junli Dai is the Operations Manager and contributes to three areas of work: providing coop education to residents, transitioning to LEHC, filling vacancies/lease-up, and office management. In 2001, Junli graduated with a bachelor's degree in China, majoring in Economic and International Trade. She is bilingual in Mandarin and English. Junli as a first-generation immigrant is passionate about assisting low-income people of color to gain access to homeownership opportunities.

Leiasa Beckham brings over 15 years of real estate experience to Common Ground Urban Development. She specializes in grassroots development projects that serve the affordable housing, social enterprise, and nonprofit sectors. Prior to joining Common Ground Development as Principal, she worked as Senior Real Estate Consultant at NCCLF.

Richard Hurlburt has been a broker since 2005, Richard has handled dozens of real estate transactions in San Francisco and the Bay Area, both commercial and residential. He represents non-profit housing providers, converting existing apartment buildings to affordable housing or acquiring new sites for development. He is thoroughly versed in San Francisco's Community Opportunity to Purchase Act ("COPA").

Steve Suzuki has been with AND since 1982 beginning as a project manager, then Project Architect and eventually the Principal Architect. Between the years of 2008-2013 he served as the Executive Director of AND. A graduate of U.C. Berkeley's Department of Architecture, he has over 30 years of professional

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[19] https://www.shareable.net/author/saki-bailey/
[20] https://www.cacltnetwork.org/







experience on a variety of projects including low-income housing renovation, new construction, community facilities design, and supportive housing projects.

About the Change

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	
Transit oriented development	✓	Minimized site disturbance	✓	Reduced parking	✓

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to purchase, renovate and stabilize a mixed-use building at 285 Turk Street, San Francisco, with the intention of converting it to cooperative ownership.

We are trying to raise a maximum of $600,000 but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by December 15th, 2021, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $100 increments (e.g., $1,100 or $1,200, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on December 13th, 2021 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About the Market

San Francisco has one of the hottest, if not the hottest, real estate markets in the United States with the average price of a home going for $1.5 million. As a result, homeownership in the City is completely out

of reach for the majority of its inhabitants, and especially for communities of color who have been historically denied access to wealth and wealth creation due to discriminatory lending practices, redlining, and structural racism. [21]

The Tenderloin district holds a lot of opportunity for communities of color because it is one of the few neighborhoods in San Francisco where units are less expensive than in the rest of the city. This is in part due to the Tenderloin's "colorful" characteristics, which include: high rates of homelessness, illicit drugs, crime, and prostitution.[22] Simultaneously, however, the Tenderloin has many positive cultural and educational features: it is home to the theater district; to the Civic Center and many government buildings; houses UC Hastings College of the Law; and is part of the Vietnamese cultural district.[23] [24] It is also one of the most diverse parts of the city with its residents being primarily of Vietnamese, Filipino, African American, and Hispanic descent. It is also home to several very important San Francisco non-profits which provide critical services to many of the Tenderloin's residents including the Tenderloin Housing Clinic (on the ground floor of SFCLT's 308 Turk Property); the famous Glide Memorial Church; Larkin Street Services; the Ray and Joan Kroc Community Center; and the Tenderloin Community Benefit District.[25] [26] [27] [28] [29]

Key Deal Points

- **Limited Equity Homeownership** for BIPOC Communities
- **Preventing displacement** of BIPOC residents in San Francisco
- **Permanently affordable.** 40 units in the Tenderloin made permanently affordable through the Community Land Trust Model
- **Advancing BIPOC Cooperatives** in San Francisco
- **Experienced developer.** 13 projects in their portfolio.

About the Finances

Currently we expect total acquisition and development costs of approximately $10,374,432 to be financed through several loans and equity sources. We are assuming a first position permanent loan of $5.4m at 4.16% interest amortized over 30 years, at a loan to value of 75% of the project cost. Self Help Credit Union has provided a letter of commitment for this financing. A letter of commitment for a second position loan of $3.0m has also been provided by LISC with similar terms.[30] The first 12 months of each loan will be interest-only payments to allow the building to be fully leased and rent stabilized before

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[21] https://www.sfclt.org/our-approach1#anti-displacement, https://abc7news.com/bay-area-black-homeownership-latino-homeowners-housing-racial-disparities-minority-home-loan-approval-rates/10890367/, https://newrepublic.com/article/154028/racist-origins-san-franciscos-housing-crisis

[22] https://285turkstreet.com/why-is-the-tenderloin-called-the-tenderloin/

[23] https://www.travelandleisure.com/travel-guide/theater-district-tenderloin-civic-center/things-to-do

[24] https://www.uchastings.edu/

[25] https://www.thclinic.org/about/mission.php

[26] https://www.glide.org/

[27] https://larkinstreetyouth.org/

[28] http://www.kroccenterchicago.com/

[29] https://tlcbd.org/

[30] https://www.lisc.org/

principal payments begin. In addition, SFCLT will make an equity contribution of $1,374,432.

Permanent Sources	Amount	Terms
Permanent Mortgage - Self-Help Credit Union	$5,400,000	9-year term - 30yr amortization @ 4.6%
Second position loan - LISC	$3,000,000	9-year term – 30yr amortization @4.06%
SFCLT equity	$1,374,432	Equity
Small Change investors	$600,000	2% debt for post-purchase funding.
Total	**$10,374,432**	

Uses	Amount	Per Unit
Acquisition	$9,486,722	$237,168
Hard Costs	$238,050	$5,951
Soft Costs	$107,910	$2,698
Reserves	$189,610	$4,740
Developer Costs	$85,701	$2,143
Organizational Costs – education, support	$200,000	$5,000
Resident coordinator (4 years)	$66,439	$1,661
Total	**$10,374,432**	**$259,361**

Key financing assumptions include:

- Interest only period of 12 months to stabilize the building finances.
- A vacancy rate of 15% in the calculation of the effective gross income. However, based on the lease up plan the goal is to achieve 5% vacancy rate by year 3.
- A rent roll modeled conservatively assuming market rents have stabilized as of April 2021 and vacant units will be offered at 80% AMI.

- Price at offer acceptance of $9.475 million.
- Total equity contribution raised to date of $650,000
- Hard cost construction funding, soft costs contingency, resident support and developer fee deferred to post-acquisition.

You can review our expectations for the first year of operations along with a detailed 10-year operating pro-forma for the project in Exhibit A.

About the Return

This is one of the last neighborhoods in San Francisco that has resisted gentrification and thus a place that BIPOC communities can continue to afford.[31]

SFCLT is an experienced developer in the Tenderloin neighborhood and owns another property just down the block at 308 Turk Street. This 20-unit building was preserved through the struggle of residents and community organizers and turned into permanently affordable housing after years of the property being mismanaged and residents subject to predatory rent hikes and habitability issues. As a result of this experience, SFCLT understands the opportunities and challenges that the Tenderloin district presents, as well as the likely cash flow and long-term financial projections for this property.

Investment in 285 Turk Street therefore is an **impact investment** in all sense of the concept, and thus why we have also set the rate of return for this property at 2% for a 9 year term. While, typically for an investment, it would be appropriate to focus on the upside potential of the neighborhood, instead, here we will focus on the impact our project intends to create which includes

- saving and improving a multi-unit affordable housing building;
- providing an ownership stake for residents;
- removing the imminent threat of displacement, or predatory practices by landlords:
- providing cooperative education and property management model

Each investor will be issued a promissory note by the SFCLT, promising to pay to the Investors the original investment made, plus interest of 2% annually, over the 9-year term. Interest payments are expected to begin 12 months after funds are invested, at the close of this offering, with disbursement being made quarterly. SFCLT plans to return the original investment to Small Change investors when the project is expected to be refinanced.

COVID19 Disclosure

COVID-19 has presented hardships for our organization specific to: (1) Our residents and their social, economic and psychological well-being, particularly for those facing pre-existing economic, language, and racial inequities (addressed by MOHCD's disparity indicators), and 2) Our organization and loss of rent revenue due to the economic impact on our residents.

---

[31] https://realestate.sfexaminer.com/agent-039-s-perspective---the-tenderloin-resisting-gentrification

Our residents.

SFCLT has over 200 residents in its 107 units and 11 properties. Before the pandemic, more than half of our residents were primarily employed in the service and hospitality sectors, especially the restaurant industry. As has been widely acknowledged, these sectors have been hardest hit by the pandemic, leaving few employment options particularly for immigrants of monolingual or limited English-speaking communities.

With an average household income of 53% of Area Median Income, 21% of SFCLT residents are in arrears on rent payments, and more than half of residents in five of the thirteen SFCLT buildings have been unable to pay rent at some point due to the COVID pandemic. In addition, 21% of our resident population are seniors. Ongoing isolation for this group in particular has made it difficult to engage residents and conduct the necessary business of property management, including doing repairs in apartments.

This is further compounded by the fact that SFCLT also has several group houses that experience unique challenges. With group houses having shared kitchens and bathrooms, residents living in these houses have reported experiencing increased anxiety as a result of COVID-19 and the fear of contracting the illness, which has had the unfortunate effect of spurring suspicion and tensions between housemates increasing the need for staff to intervene in conflict resolution.

Our organization.

As of the end of February 2021, SFCLT was carrying a loss in rental revenue of more than $150,000. As a result, we shifted our priorities over the last few months in order to provide a robust resident support program to connect residents with the state and local rental assistance program, which covers 100% of rent in arrears. We expect about 80% of the total amount in arrears will be covered through these programs.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 4 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $100,000

Offering Deadline   December 15, 2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$600,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Small Change onboarding fee	$2,500
Small Change 5% commission	$5,000
Bad actor reports	$1,125
Construction rehab costs	$91,375
TOTAL	**$100,000**

If we raise the maximum goal of $600,000:

Use of Money	How Much (approximately)
Small Change onboarding fee	$2,500
Small Change 5% commission	$30,000
Bad actor reports	$1,125

Construction rehab costs	$238,050
Soft cost contingency	$107,910
Resident coordinator (4 years)	$107,910
Developer fee	$85,701
TOTAL	**$600,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Offering Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change.[32] See also the Investment Agreement attached, Exhibit D: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

---

[32] smallchange.co

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $500 Note you will pay $500.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached as Exhibit E: Form of Promissory Note and Exhibit F: Note Indenture.

The Notes are being issued by SFCLT, not by the separate legal entity we expect to acquire the property at 285 Turk Street. By buying a Note, you are, in effect, lending money to SFCLT. As a creditor of SFCLT you will have the right to be repaid even if the 285 Turk Street project fails.

Security

Your Note will not be secured by any assets of SFCLT, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of SFCLT.

Your Right to Payments under the Note

Your Note will bear interest at 2% per year, compounded annually. The Company will pay interest annually, no later than January 15th for the previous year. The principal amount of the Note will be due October 16, 2030.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Board of Directors will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

● The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
● If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
● For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of eahc Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

SFLCT currently has no other class of securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

SFCLT is a 501(c)(3) tax exempt corporation managed by its Board of Directors (referred to as Organizational Director in its bylaws) and staff. The ED/OD is supervised by and reports to the SFCLT Board of Directors. Therefore, the Board of Directors effectively control the Company.

How the Board of Directors Exercise of Rights Could Affect You

The Board of Directors has full control over the Company and the actions of the Board of Directors could affect you in a number of different ways, including these:

● Many or most decisions the Board of Directors makes will affect the financial condition of SFCLT and thus the likelihood that your Note will be repaid in accordance with its terms. These could include decisions about setting rents, dealing with delinquent tenants, borrowing money, acquiring additional projects, disposing of projects, paying compensation, and many others.

● The Board of Directors could do a bad job operating the business.

● The Board of Directors could issue additional promissory notes or other securities that have rights superior to the rights associated with the Notes.

● The Board of Directors could seek the consent of a majority of investors (measured by principal amount outstanding) to change the terms of the Notes. These changes could include reducing the interest rate and/or deferring payment.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $500 Note is being valued at $500.

The Board of Directors doesn't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount
Current liabilities:	
Accounts Payable & accrued expenses	$199,016
Notes payable	$487,478

Deferred revenue	$2,499
Total current liabilities	$688,993
Tenant security deposits	$55,853
Interest payable	$1,197,089
Notes payable	
Contingent interest loans	$19,896404
Deferred interest loans	$4,030,592
Mortgage loans	$10,958,479
Total liabilities	**$36,827,410**

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

The Company owns 11 properties and holds a variety of loans on its portfolio. The table below is a summary of liabilities as of December 31, 2020. More detailed information on the financial condition of each property and the organization can be found in the attached audited financials (Exhibit G).

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the

current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
   o Anyone listed in your answer to question 227.201(b); or
   o Anyone listed in your answer to question 227.201(c); or
   o If the Company was organized within the last three years, any promotor you've used; or
   o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
   o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

San Francisco Community Land Trust (the "Company"), a California nonprofit public benefit corporation, was formed on Jun 09, 2003, to acquire properties where low- and moderate-income tenants are threatened with displacement (through eviction, buy-outs, and other market-driven real estate tactics). SFCLT manages the rehabilitation of properties as necessary.

We intend to use the proceeds of this Offering for post-acquisition costs inclusive of rehabilitation costs, as well as, the cost of a resident coordinator who will organize tenants and provide co-op education to move towards eventual co-op conversion, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

Capital Resources

The following eleven affordable housing properties owned by the Company are collectively named "the Properties":

● 53 Columbus
● 966 Oak Street
● 534 Natoma
● 568 Natoma
● 23rd Street
● 115 Duboce
● 1353 Folsom
● 70 Belcher
● 1684 Grove
● 308 Turk

- 2840 Folsom
- 4042 Fulton

The core activities of SFCLT are not directly related to any of the eleven properties.

The acquisition and rehabilitation of the Properties are financed with loans from the City and County of San Francisco through the Mayor's Office of Housing (SF-MOH), as well as various other community lenders, financial institutions, and income from operations.

The operations of the Properties are subject to various covenants by loan and regulatory agreements, such covenants include, but are not limited to rent amounts charged to tenants, income levels of tenants, and reserve requirements. Covenants impose restrictions on the activities of SFCLT for up to 99 years.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

Our financial statements, an independent auditor's report covering the years 2019 and 2020, are attached as Exhibit G: Financial Statements.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on Small Change). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran 15 background checks on the Company itself, all board members and key staff members (i.e., those covered by this rule). These CrowdCheck reports are on file with Small Change.

For the Company and its board of directors the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money under this Reg CF Offering on Offering page at Small Change.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.sfclt.org, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing else to report.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not "Test the Waters"

EXHIBIT A: FIRST YEAR + OPERATING PROFORMA

Anticipated first year's operating budget:

Income	Amount	Notes
Tenant Income	$750,084	Assumes 40 occupied units
Commercial Income	$97,744	Current leases – 2 occupied units
Other Income	$13,374	Laundry – current owner
Vacancy	($112,513)	15% rate
Effective Income	**$748,690**	
Expenses	**Amount**	**Notes**
Property Management	$45,203	
Accounting	$97,744	
Insurance	$15,975	
Maintenance	$92, 955	
Utilities	$74,425	
Total Operating Expenses	**$288,240**	
Net Operating Income (NOI)	**$440,450**	
Debt service 1&2	$370,200	First and Second position lenders
DSCR	1.19	
Cashflow	**$70,250**	

285 Turk

10 YEAR OPERATING PRO FORMA

	% annual increase	Year 1 2021	Year 2 2022	Year 3 2023	Year 4 2024	Year 5 2025	Year 6 2026	Year 7 2027	Year 8 2028	Year 9 2029	Year 10 2030
INCOME		Total	Total	Total	Total	Total	Total	Total	Total	Total	Total
Residential - Tenant Rents	2.5%	750,084	768,836	788,057	807,758	827,952	848,651	869,867	891,614	913,905	936,752
Commercial Space	2.5%	97,744	124,681	127,697	129,332	136,000	141,704	144,597	147,562	150,601	153,716
Gross Potential Income		861,202	907,226	929,805	951,493	978,715	1,005,487	1,029,974	1,055,074	1,080,800	1,107,170
Vacancy Loss - Residential - Tenant Rents	n/a	(112,513)	(38,442)	(39,403)	(40,388)	(41,398)	(42,433)	(43,493)	(44,581)	(45,695)	(46,838)
EFFECTIVE GROSS INCOME		748,690	868,784	890,402	911,105	937,318	963,055	986,481	1,010,493	1,035,105	1,060,333
OPERATING EXPENSES											
Management											
Salaries/Benefits	1.0%	38,340	38,723	39,111	39,502	39,897	40,296	40,699	41,106	41,517	41,932
Administration	3.5%	14,330	14,473	14,618	14,764	14,912	15,061	15,212	15,364	15,517	15,673
Utilities	1.5%	74,425	75,541	76,674	77,825	78,992	80,177	81,380	82,600	83,839	85,097
Taxes and Licenses	1.5%	7,012	7,107	7,203	7,300	7,399	7,500	7,601	7,704	7,809	7,915
Insurance	1.0%	15,975	16,135	16,296	16,459	16,624	16,790	16,958	17,127	17,299	17,472
Maintenance & Repair	1.0%	92,955	93,885	94,823	95,772	96,729	97,697	98,674	99,660	100,657	101,664
TOTAL OPERATING EXPENSES		288,240	292,649	297,148	301,739	306,425	311,207	316,089	321,073	326,162	331,359
PUPA (w/o Reserves/GL Base Rent/Bond Fees)		7,206									
Reserves											
Replacement Reserve Deposit		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Sub-total Reserves/Ground Lease Base Rent/Bond Fees		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
TOTAL OPERATING EXPENSES (w/ Reserves/GL Base Rent/ Bond Fees)		308,240	312,649	317,148	321,739	326,425	331,207	336,089	341,073	346,162	351,359
PUPA (w/ Reserves/GL Base Rent/Bond Fees)		7,706									
NET OPERATING INCOME (INCOME minus OP EXPENSES)		440,450	556,135	573,254	589,366	610,893	631,847	650,392	669,420	688,943	708,974
DEBT SERVICE/MUST PAY PAYMENTS ("hard debt"/amortized loans)											
Hard Debt - First Lender		225,720	316,128	316,128	316,128	316,128	316,128	316,128	316,128	316,128	316,128
Hard Debt - Second Lender		121,800	121,800	173,800	173,800	173,800	173,800	173,800	173,800	173,800	173,800
Debt - Small Change Notes @ 2%		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
TOTAL DEBT SERVICE		367,520	457,928	509,928	509,928	509,928	509,928	509,928	509,928	509,928	509,928
CASH FLOW (NOI minus DEBT SERVICE)		72,930	98,207	63,326	79,438	100,965	121,919	140,464	159,492	179,015	199,046
USES OF CASH FLOW BELOW (This row also shows DSCR.)	DSCR	1.2	1.21	1.12	1.16	1.2	1.24	1.28	1.31	1.35	1.39
REMAINDER		72,930	98,207	63,326	79,438	100,965	121,919	140,464	159,492	179,015	199,046
Owner Distributions/Incentive Management Fee		18,232	24,552	15,831	19,859	25,241	30,480	35,116	39,873	44,754	49,761
Accumulated balance available for repayment		54,697	128,352	175,847	235,425	311,149	402,588	507,936	627,555	761,816	911,101

EXHIBIT B: RENT MODELLING AND LEASE UP PLAN

Rent Modeling and Lease-up Plan

- 40 residential apartments in the building,
- 11 are one-bedroom units and 29 are studios, 17 have been renovated in the last 5 years. Vacant units not renovated are in reasonable condition.
- As of March 2021 there were 12 vacant units (5 1BR & 7 studios) - 30% vacancy rate
- Comps survey (31 listings of similar size units 400-500sq ft) in April 2021 found average asking for studios is $1,662, and average for one-bedrooms is $1,942
- 7 units are in serious arrears, with $10k or more owed, all 7 the actual rent is higher than the average market rent
- There are a further 5 units where the actual rent is also higher than average market

Lease-Up Plan:
- Goal: attain 95+% occupancy within 18 months
- For vacant units SFCLT will utilize SF Rapid Rehousing program. A 5-agency program that provides a subsidy for up to 2 years. Expected volume will be 5-7 units per month per agency. The subsidy is in the range $1500 to $2200. SFCLT has a letter from Compass confirming our participation. SFCLT will also aggressively market to VASH and section 8 holders.

Rent Roll:
- Vacant units priced at 80% AMI - $1753 studios and $1995 for one-bedrooms. Units in the building can be priced at a premium over average – quality and subsidy program lease-up
- 7 units in serious arrears and 5 units above market – priced at 80% AMI.
- The units in arrears and with rents above market will be offered rent reductions for a commitment to pay 100% of rent and to sign a year lease. Alternatively, some percentage may leave and the units become vacant.

Vacant units
High arrears
Above Market
Rent decreases

Current and Proposed Residential Rent Roll for the building

Unit #	Unit type	Status	Current rent	Proposed Rent	2020 AMI	Mean Market Rent
201	Studio		$1,452	$1,452	66.6%	$1,662
202	Studio		$2,345	$1,753	80.0%	$1,662
203	Studio		$1,149	$1,149	53.1%	$1,662

204	Studio		$1,695	$1,495	90.0%	$1,662
205	1BR		$2,195	$1,995	80.0%	$1,942
206	1BR		$1,217	$1,081	50.0%	$1,662
207	Studio		$1,720	$1,720	78.5%	$1,662
208	Studio		$1,166	$1,166	53.8%	$1,662
301	Studio		$2,295	$1,753	80.0%	$1,662
302	1BR		$2,395	$1,995	80.0%	$1,942
303	Studio		$2,095	$1,753	80.0%	$1,662
304	Studio	vacant	$1,695	$1,753	80.0%	$1,662
305	Studio		$2,195	$1,753	80.0%	$1,662
306	Studio	vacant	$1,723	$1,753	80.0%	$1,662
307	Studio	vacant	$2,095	$1,753	80.0%	$1,662
308	Studio		$1,166	$1,166	53.8%	$1,662
401	Studio		$1,149	$1,149	53.1%	$1,662
402	Studio		$2,395	$1,753	80.0%	$1,662
403	Studio		$1,201	$1,201	55.4%	$1,662
404	Studio	vacant	$1,745	$1,753	80.0%	$1,662
405	Studio	vacant	$1,795	$1,753	80.0%	$1,662
406	1BR		$2,295	$1,995	80.0%	$1,942
407	1BR	vacant	$2,145	$1,995	80.0%	$1,942

408	1BR	vacant	$2,145	$1,995	80.0%	$1,942
501	Studio		$1,166	$1,166	53.8%	$1,662
502	Studio		$2,250	$1,753	80.0%	$1,662
503	Studio	vacant	$2,098	$1,753	80.0%	$1,662
504	Studio		$1,210	$1,081	50.0%	$1,662
505	Studio	vacant	$1,795	$1,753	80.0%	$1,662
506	Studio		$1,183	$1,183	54.6%	$1,662
507	Studio		$1,206	$1,206	55.6%	$1,662
508	1BR	vacant	$2,245	$1,995	80.0%	$1,942
601	1BR	vacant	$2,245	$1,995	80.0%	$1,942
602	Studio	vacant	$1,725	$1,753	80.0%	$1,662
603	Studio	manager				
604	Studio		$2,045	$1,753	80.0%	$1,662
605	Studio		$1,192	$1,081	50.0%	$1,662
606	Studio		$1,228	$1,081	50.0%	$1,662
607	1BR		$2,425	$1,995	80.0%	$1,942
608	Studio		$1,149	$1,149	53.1%	$1,662
				Average AMI:	**68.0%**	

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF NOTES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments required by the Note and ultimately to give you your money back depends on a number of factors, including many beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the projects it invests in and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, our projects are subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect our projects.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

● Changes in interest rates

● Competition from other properties

● Changes in national or local economic conditions

● Changes in zoning

● Environmental contamination or liabilities

● Changes in local market conditions

● Fires, floods, and other casualties

● Uninsured losses

● Undisclosed defects in property

● Incomplete or inaccurate due diligence

● The continuing effects of the COVID-19 pandemic

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

● Competition from other landlords

● Changes in economic conditions could reduce demand

● Existing tenants might not renew their leases

● The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

● Portions of the property could remain vacant for extended periods

● A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Non-Paying Tenants: Some of our tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us, or even that we would try. The purpose of the Company is to provide affordable housing to low- and moderate-income residents. By definition these are the tenants most likely to face challenges in paying rent.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that our projects will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future.

You Are Exposed to Our Entire Portfolio: While our Form C is focused on the project on 285 Turk Street because that is where we intend to deploy the capital we raise in this offering, the Company itself is the borrower. This means, for better and worse, your right to repayment will depend on the success of the Company as a whole, not just on the success of that project.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside our projects, *e.g.*, "slip and fall" injuries.

You Have No Upside: As the owner of a Note, the most you can hope to receive is your money back plus interest. There is no "upside" associated with owning a Note.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk associated with your Note.

Not-for-Profit Goals: The Company was founded and operates not to maximize its profits or the value of its properties, but rather to provide affordable housing. The not-for-profit focus of the Company increases financial risk for investors because it means that on issues large and small the Company's decision-makers will be focused on helping tenants rather than on maximizing financial value for investors.

Subordination to Other Lenders: The rights of Investors who hold Notes will be subordinate to the project's senior lenders. The senior lenders would be first to be paid if the project fails, and in the event of a default all payments under the Notes would stop until the senior lenders were paid in full.

Ownership Structure Limits Rights and Value: The project will be structured as a California limited liability comany. This legal structure would limit the right of Investors in trying to foreclose on the project in the event of a default. In addition, the legal structure will make a sale of the property at full market value virtually impossible, which will, by definition, reduce the value of the property for practical purposes.

Significant Leverage: Include the Notes, the total debt encumbering the property will equal approximately 90% of its value.

Reliance on Management. The Board of Directors of the Company will manage all aspects of the Company and its business. You should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your Note (except in certain very limited circumstances) for one year. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your Note. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

We Might Need More Capital. We might need to raise more money in the future to fund renovations, hire new team members, fund operating losses, market our properties, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional funds will be available when needed. If the Company is unable to obtain additional funding when needed, it could be forced to delay and/or pare down its business plan or even cease operations altogether.

We Rely on the Donations and Government Subsidies. As a non-profit organization, the Company relies heavily on private donations and subsidies from government. Private donations are subject to the personal whims of our donors while government subsidies are subject to political currents.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Because of our legal structure, Investors would find it difficult or impossible to successfully sue our management team for mistakes or poor decisions.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be successful and repay the Notes. However, our interests might be in conflict in other important areas. Most important, while you want the Company to repay the Notes in accordance with their terms, the Company's first priority is to provide assistance to low-income and moderate-income families squeezed by the San Francisco housing crisis.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted the Note and Note Indenture, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021, by and between San Francisco Community Land Trust, a California nonprofit public benefit corporation (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

   1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the " Interest."

   1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the California law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in San Francisco unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at sbailey@sfclt.org. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

   Investor Signature

ACCEPTED

San Francisco Community Land Trust, a California nonprofit public benefit corporation

By: _____

   Keith Hennessy, President

EXHIBIT E: NON-NEGOTIABLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2021 AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

FOR VALUE RECEIVED, San Francisco Community Land Trust, a California nonprofit public benefit corporation (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated August 31, 2021, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

San Francisco Community Land Trust, a 501(c)(3) non-profit

By: _____
John Keith Hennessy, President

EXHIBIT F: NOTE INDENTURE

This Note Indenture is entered into by San Francisco Community Land Trust, a California nonprofit public benefit corporation (the "<u>Company</u>") and each person who acquires a promissory note referencing this Note Indenture (a "<u>Purchaser</u>").

Background

The Company offers promissory notes (the "<u>Notes</u>") pursuant to a Form C filed with the Securities and Exchange Commission on August 31, 2021 (the "<u>Offering</u>"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "<u>Event of Default</u>" shall be deemed to have occurred for purposes of this Note Indenture if:

   2.1.   The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

   2.2.   The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

   2.3.   The Company becomes unable to pay its debts as they become due; or

   2.4.   The Company defaults under any of its other material obligations and such default is not cured within thirty (30) days.

3. **Consequences of Default**.

   3.1.   **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "<u>Notice of Default</u>"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

   3.2.   **Appointment of Representative**.

      3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "<u>Representative</u>"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2.   **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3.   **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonable necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4.   **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5.   **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6.   **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7.   **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8.   **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3.   **Remedies**.

3.3.1.   **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2.   **Additional Interest**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be 2%.

3.3.3.   **Expenses**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4.   **Application of Payments**.

3.4.1.   **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a)   First, to pay the expenses described in section 3.3.3;

(b)   Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c)   Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5.   **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company enter into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Payments Required**.

4.1. **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal and accrued interest, shall be due on October 16, 2030 (the "Maturity Date").

4.2. **Interest**. Interest shall accrue on the outstanding principal of each Note at the rate of two percent (2%) per year, compounded annually. All interest accrued through December 31st of each year shall be paid no later than January 15th of the following year.

4.3. **Prepayment**. The Company may prepay the Notes at any time, in whole or in part, without penalty or notice. Any such prepayment shall apply to all the Notes on a *pro rata* basis.

5. **Payment and Withholding**.

5.1. **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

5.2. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal

Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

6. **Transfers**.

6.1. **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

6.2. **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

6.3. **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

6.4. **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

7. **Amendment of Indenture**.

7.1. **In General**. This Note Indenture may be amended at any time with the consent of the

Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

7.2.   **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

7.2.1.   Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

7.2.2.   Establish the form or terms of Notes;

7.2.3.   Cure any ambiguity, defect, or inconsistency;

7.2.4.   Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

7.2.5.   Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

7.2.6.   Secure the Notes; or

7.2.7.   Make any other change that does not adversely affect the rights of any Purchaser.

8.   **Miscellaneous**.

8.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

8.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to sbailey@sfclt.org, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

8.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

8.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

8.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Delaware law, and (v) if such Purchaser is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

8.6. **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

San Francisco Community Land Trust
A California nonprofit public benefit corporation

By: /s/ John Keith Hennessy
                John Keith Hennessy, President

EXHIBIT G: FINANCIAL STATEMENTS

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2020 AND 2019

With Supplementary Information Required by the San Francisco Mayor's Office of Housing and Community Development

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 ANS 2019

TABLE OF CONTENTS

Page

* * * *



S. Scott Seamands

Alexis H. Wong

Charlotte Siew-Kun Tay

Cathy L. Hwang

Rita B. Dela Cruz

Stanley Woo

Scott K. Smith

———————

Crisanto S. Francisco

Joe F. Huie

The Board of Directors
San Francisco Community Land Trust
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of San Francisco Community Land Trust, a California nonprofit public benefit corporation, which comprise the statement of financial position as of December 31, 2020, and the related statements of activities, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BKR INTERNATIONAL   Certified Public Accountants, 301 Howard Street, Suite 850, San Francisco, California 94105
Telephone 415 957 9999   Facsimile 415 957 1629   http://www.lvhj.com

An Independent Member Firm of BKR International with Associates in Principal Cities Worldwide

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Francisco Community Land Trust as of December 31, 2020, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 2 to the financial statements, San Francisco Community Land Trust adopted the new accounting guidance required by accounting principles generally accepted in the United States of America and changed its presentation of the statements of cash flows. The change in accounting principle has been applied retrospectively to the prior period presented. Our opinion is not modified with respect to this matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying supplementary information on pages 31 through 46, including information required by the Mayor's Office of Housing and Community Development, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the financial statements as a whole.

Report on Other Legal and Regulatory Requirements

In accordance with *Government Auditing Standards*, we have also issued a report June 30, 2021 on our consideration of San Francisco Community Land Trust's internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of San Francisco Community Land Trust's internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering San Francisco Community Land Trust's internal control over financial reporting and compliance.

Prior Period Financial Statements

The financial statements of San Francisco Community Land Trust as of December 31, 2019 were audited by other auditors whose report dated August 31, 2020 expressed a modified opinion on those statements because the auditor was unable to perform compliance testing and included an emphasis-of-matter paragraph describing conditions that raised substantial doubt about San Francisco Community Land Trust's ability to continue as a going concern.

Lindquist, von Husen and Joyce LLP

June 30, 2021

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 344,722	$ 168,588
Cash held in trust by others	350,202	311,845
Receivables:		
Rent – net	121,141	18,761
Contributions:		
Grant	75,000	32,860
Development	97,650	118,791
Other	3,369	1,869
Prepaid expenses	7,006	33,124
Total current assets	999,090	685,838
Restricted cash (Note 3):		
Replacement reserves	1,554,862	1,491,387
Operating reserves	316,215	273,104
Construction reserve	311,466	-
Tenant security deposits	36,596	29,550
Reserve for future construction costs (Note 4)	2,186,315	2,656,369
Deposits	2,503	2,503
Property and equipment – net (Note 5)	29,226,248	29,202,719
Total assets	$ 34,633,295	$ 34,341,470

The accompanying notes are an integral part of these financial statements.

3

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

	2020	2019
LIABILITIES AND NET ASSETS (DEFICIT)		
Current liabilities:		
Accounts payable and accrued expenses	$ 199,016	$ 203,304
Deferred revenue	2,499	24,181
Notes payable – current portion (Note 6)	487,478	613,885
Total current liabilities	688,993	841,370
Tenant security deposits	55,853	57,363
Interest payable – net of current portion (Note 6)	1,197,089	865,949
Notes payable – net of current portion (Note 6)		
Contingent interest loans	19,896,404	19,896,404
Deferred interest loans	4,030,592	3,956,468
Mortgage loans	10,958,479	10,529,784
Total liabilities	36,827,410	36,147,338
Net assets (deficit):		
Without donor restrictions	(2,244,115)	(1,805,868)
With donor restrictions (Note 8)	50,000	-
Total net assets (deficit)	(2,194,115)	(1,805,868)
Total liabilities and net assets (deficit)	$ 34,633,295	$ 34,341,470

The accompanying notes are an integral part of these financial statements.

SAN FRANCISCO COMMUNITY LAND TRUST
(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF ACTIVITIES

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020			2019		
	Without Donor Restrictions	*With Donor Restrictions*	*Total*	*Without Donor Restrictions*	*With Donor Restrictions*	*Total*
Support and revenue:						
Contributions:						
Individual and corporations	$ 58,236	$ 100,000	$ 158,236	$ 79,199	$ -	$ 79,199
Foundations	10,000	-	10,000	65,000	-	65,000
Government awards	186,891		186,891	67,150		67,150
Fundraiser income	-	-	-	(69)	-	(69)
Rental income	1,587,770	-	1,587,770	1,556,558	-	1,556,558
Membership dues	524	-	524	1,163	-	1,163
Development income	61,228	-	61,228	80,000	-	80,000
Interest	3,425	-	3,425	1,751	-	1,751
Other income	7,593	-	7,593	300	-	300
Net assets released from restrictions (Note 8)	50,000	(50,000)	-	10,000	(10,000)	-
Total support and revenue	1,965,667	50,000	2,015,667	1,861,052	(10,000)	1,851,052
Expenses:						
Program services	2,175,656	-	2,175,656	2,139,958	-	2,139,958
Supporting services:						
Management and general	216,259	-	216,259	144,976	-	144,976
Fundraising	11,999	-	11,999	8,715	-	8,715
Total expenses	2,403,914	-	2,403,914	2,293,649	-	2,293,649
Change in net assets (deficit)	(438,247)	50,000	(388,247)	(432,597)	(10,000)	(442,597)
Net assets (deficit), beginning of year	(1,805,868)	-	(1,805,868)	(1,373,271)	10,000	(1,363,271)
Net assets (deficit), end of year	$ (2,244,115)	$ 50,000	$ (2,194,115)	$ (1,805,868)	$ -	$ (1,805,868)

The accompanying notes are an integral part of these financial statements.

SAN FRANCISCO COMMUNITY LAND TRUST
(A California Nonprofit Public Benefit Corporation)
STATEMENTS OF FUNCTIONAL EXPENSES
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020				
	Program Services		*Supporting Services*		
	Property Operations	*Core Programs*	*Management and General*	*Fundraising*	*Total*
Salaries and wages	$ 12,000	$ 100,543	$ 78,761	$ 6,625	$ 197,929
Employee benefits	235	32,886	25,762	2,166	61,049
Payroll taxes	1,605	8,233	6,449	543	16,830
Grants	-	-	35	-	35
Legal fees	-	-	6,721	-	6,721
Accounting fees	-	-	57,477	-	57,477
Other fees	86,482	-	-	-	86,482
Advertising	-	219	672	14	905
Information technology	-	299	999	1,220	2,518
Maintenance and repairs	113,873	-	-	-	113,873
Conference and training	-	-	506	-	506
Insurance	54,481	1,420	2,760	94	58,755
Dues, licenses, services fees	682	600	-	-	1,282
In-kind services and rent	26,646	-	-	-	26,646
Bad debt	30,040	1,000	-	-	31,040
Office expenses	6,944	2,037	2,370	137	11,488
Property taxes	63,577	-	-	-	63,577
Occupancy	11,041	16,055	12,577	1,058	40,731
Utilities	170,919	1,910	1,497	126	174,452
Miscellaneous		95	18,116	-	18,211
Interest	824,688	237	1,557	16	826,498
Total expenses before depreciation and amortization	1,403,213	165,534	216,259	11,999	1,797,005
Depreciation and amortization	606,909	-	-	-	606,909
Total expenses	$ 2,010,122	$ 165,534	$ 216,259	$ 11,999	$ 2,403,914

The accompanying notes are an integral part of these financial statements.

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF FUNCTIONAL EXPENSES

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2019				
	Program Services		*Supporting Services*		
	Property Operations	*Core Programs*	*Management and General*	*Fundraising*	*Total*
Salaries and wages	$ 12,000	$ 167,046	$ 24,289	$ 5,342	$ 208,677
Employee benefits	283	41,434	10,404	1,140	53,261
Payroll taxes	1,590	14,887	2,224	509	19,210
Grants	-	300	-	-	300
Legal fees	83	-	9,940	-	10,023
Accounting fees	-	-	63,186	-	63,186
Other fees	59,245	600	-	-	59,845
Advertising	-	135	-	-	135
Information technology	-	1,525	225	252	2,002
Maintenance and repairs	140,687	-	-	-	140,687
Conference and training	-	3,313	930	-	4,243
Insurance	60,902	(525)	5,152	(18)	65,511
Dues, licenses, services fees	3,449	600	-	-	4,049
In-kind services and rent	26,580	-	-	-	26,580
Bad debt	45,068	-	310		45,378
Office expenses	7,445	4,692	1,855	376	14,368
Property taxes	71,692	-	-	-	71,692
Occupancy	10,824	29,254	4,370	1,001	45,449
Utilities	163,863	2,893	432	99	167,287
Miscellaneous	-	646	(879)	14	(219)
Interest	695,417	-	22,538		717,955
Total expenses before depreciation and amortization	1,299,128	266,800	144,976	8,715	1,719,619
Depreciation and amortization	574,030	-	-	-	574,030
Total expenses	$ 1,873,158	$ 266,800	$ 144,976	$ 8,715	$ 2,293,649

The accompanying notes are an integral part of these financial statements.

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities:		
Change in net assets	$ (388,247)	$ (442,597)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	606,909	574,030
(Increase) decrease in assets:		
Rent receivable	(102,380)	(10,249)
Grant contributions	(42,140)	14,390
Development cost contributions	21,141	(25,756)
Other contributions	(1,500)	(1,869)
Prepaid expenses	26,118	(26,301)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(4,288)	(47,474)
Tenant security deposits	(1,510)	(1,905)
Deferred revenue	(21,682)	24,181
Interest payable	331,140	72,510
Total adjustments	811,808	571,557
Net cash provided by operating activities	423,561	128,960
Cash flows from investing activities:		
Purchase of property and equipment	(630,438)	(1,695,971)
Net cash used in investing activities	(630,438)	(1,695,971)
Cash flows from financing activities:		
Proceeds from notes payable – net of repayments	376,412	1,856,774
Net cash provided by financing activities	376,412	1,856,774
Increase in cash and restricted cash	169,535	289,763
Cash and restricted cash, beginning of year	4,930,843	4,641,080
Cash restricted cash, end of year	$ 5,100,378	$ 4,930,843
Supplementary information:		
Cash paid for interest	$ 472,692	$ 591,077

The accompanying notes are an integral part of these financial statements.

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash	$ 344,722	$ 168,588
Cash held in trust by others	350,202	311,845
Restricted cash:		
Replacement reserves	1,554,862	1,491,387
Operating reserves	316,215	273,104
Other reserve	311,466	-
Tenant security deposits	36,596	29,550
Reserve for future construction costs	2,186,315	2,656,369
Total cash and restricted cash shown in the statement of cash flows	$ 5,100,378	$ 4,930,843

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

San Francisco Community Land Trust (SFCLT), a California nonprofit public benefit corporation, was formed in 2003 to acquire properties where low and moderate income tenants are threatened with displacement (through eviction, buy-outs, and other market-driven real estate tactics). SFCLT manages the rehabilitation of properties as necessary.

The following thirteen affordable housing properties owned by SFCLT are collectively named "the Properties":

53 Columbus
966 Oak Street
534 Natoma
23rd Street
115 Duboce
Marty's Place (1165 Treat)
568-570 Natoma
1353 Folsom
70 Belcher
1684 Grove
308 Turk
2840 Folsom
4042 Fulton

The 'Core" activities of SFCLT are not directly related to any of the thirteen properties.

The acquisition and rehabilitation of the Properties are financed with loans from the City and County of San Francisco through Mayor's Office of Housing (SF-MOH), as well as various other community lenders, financial institutions, and income from operations.

The operations of the Properties are subject to various covenants by loan and regulatory agreements, such covenants include, but are not limited to rent amounts charged to tenants, income levels of tenants, and reserve requirements. Covenants impose restrictions on the activities of SFCLT for up to 99 years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

SFCLT uses the accrual method of accounting, which recognizes income in the period earned and expenses when incurred, regardless of the timing of payments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

SFCLT reports information regarding its financial position and activities according to two classes of net assets, as applicable: net assets without donor restrictions and net assets with donor restrictions.

- Net assets without donor restrictions include those assets over which the Board of Directors has discretionary control in carrying out the operations of the Projects.

- Net assets with donor restrictions include those assets subject to donor restrictions and for which the applicable restrictions were not met as of the end of the current reporting period. Some donor-imposed restrictions are temporary in nature, such as those that will be met by the passage of time or other events specified by the donor. Other donor-imposed restrictions are perpetual in nature, where the donor stipulates the resources be maintained in perpetuity.

Revenue Recognition

Contributions are recognized as revenue when they are unconditionally communicated. Grants represent contributions if resource providers receive no value in exchange for the assets transferred. Contributions are recorded at their fair value as support without donor restrictions or support with donor restrictions, depending on the absence or existence of donor-imposed restrictions as applicable. When a restriction expires (that is when a stipulated time restriction ends or purpose restriction is accomplished), net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the statements of activities as net assets released from restrictions.

Unconditional promises to give are recognized as contribution revenue in the period that the promise is received. Conditional promises to give are recognized when the conditions on which they depend are substantially met.

Conditional promises to give are not recognized in the financial statements until the conditions are substantially met. Unconditional promises to give that are expected to be collected within one year are recorded at net realizable value. Unconditional promises to give that are expected to be collected in more than one year are recorded at fair value, which is measured as the present value of their future cash flows. The discounts on those amounts are computed using risk-adjusted interest rates applicable to the years in which the promises are received. Amortization of the discounts is included in contribution revenue. In the absence of donor stipulations to the contrary, promises with payments due in future periods are restricted to use after the due date.

Rental income is recorded monthly as earned. Vacancy losses are netted against rental income. Uncollectible rental income is charged to bad debt expense when collection appears doubtful.

Cash and Restricted Cash

Cash is defined as cash in demand deposit accounts as well as cash on hand. Restricted cash are funds restricted as to their use, regardless of liquidity, such as replacement reserves, operating reserves, other reserve, funds held in trust by others, and tenant security deposits. SFCLT occasionally maintains cash on deposit at a bank in excess of the Federal Deposit Insurance Corporation limit. The uninsured cash balance, including restricted cash, was approximately $1,913,000 as of December 31, 2020. SFCLT has not experienced any losses arising from cash held in excess of FDIC limits in such accounts.

Cash held in trust by others consists of operating cash accounts held by a third-party property management company for certain properties under their management.

SFCLT adopted the new accounting guidance required by accounting principles generally accepted in the United States of America and changed its presentation of the statements of cash flows. As a result, the 2019 statement of cash flows has been restated to include cash and restricted cash.

Accounts Receivable

SFCLT records an allowance for doubtful collections based on a review of outstanding receivables, historic collection information, and existing economic conditions. The allowance for doubtful collections as of December 31, 2020 and 2019 was $30,040 and $-0-, respectively.

Property and Equipment

Property and equipment is stated at cost of acquisition or construction fair value if donated. The cost of maintenance and repairs below $1,000 that neither significantly add to the permanent value of a property nor prolong its intended useful life is charged to expense as incurred. Depreciation is computed based on the straight-line method over the estimated useful lives of the assets.

SFCLT incurs costs during the development phase of each affordable housing project undertaken. Such costs include acquisition costs, permits, design fees, legal and consulting fees needed to investigate the feasibility and arrange for the financing of each project under consideration, as well as construction costs. SFCLT records these costs as assets (development in progress) and the costs are not depreciated until the completion of each development.

The useful lives of the assets are estimated as follows:

Building and improvements	27.5 years
Furniture, fixtures and equipment	7 years

SFCLT reviews the property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such properties may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the property and equipment to the future net undiscounted cash flows expected to be generated by the rental properties, including any estimated proceeds from the eventual disposition of the property and equipment. If the property and equipment is considered to be impaired, the impairment to be recognized is measured at the amount of which the carrying amount of the property and equipment exceeds the fair value of such properties. There were no impairment losses recognized in 2020.

Loans

SFCLT categorizes its loans into three categories as follows:

- Contingent interest loans generally bear interest only to the extent that cash flow is adequate to pay interest annually. The lender forgives the remainder of the interest.

- Deferred interest loans generally bear interest at a stated rate however payment is only required annually based on cash flow with the remainder of interest due at maturity.

- Mortgage loans generally require monthly payments of principal and interest with the balance due at maturity.

Income Taxes

SFCLT is exempt from federal income taxes under section 501(c)(3) of the Internal Revenue Code and the related California code sections.

SFCLT believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. SFCLT's federal and state information returns for the years 2016 through 2019 are subject to examination by regulatory agencies, generally for three years and four years after they were filed for federal and state, respectively.

Functional Expenses Allocation

The costs of program and supporting services activities have been summarized on a functional basis in the statements of activities. The statements of functional expenses present the natural classification detail of expenses by function. Certain categories of expenses are attributed to more than one program or supporting function that require consistent allocation on a reasonable basis. Accordingly, certain costs are allocated among program services and supporting services based on estimates of employees' time incurred and on usage of resources. Directly identifiable expenses are charged to programs and supporting services.

Expenses that are allocated include employee benefits and payroll taxes, outside services, facility and other office expenses, travel, communications, supplies, and miscellaneous expenses. These expenses have been allocated on the basis of salaries per function over total salaries of all functions.

Subsequent Events

Management has evaluated subsequent events through June 30, 2021, the date on which the financial statements were available to be issued.

Reclassification

Certain amounts previously reported in the 2019 financial statements were reclassified to conform to the 2020 presentation for comparative purposes.

NOTE 3 – RESTRICTED DEPOSITS

53 Columbus

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the LIIF loan agreement. The reserve is required to be funded by monthly deposits of $1,667 which shall be increased by 2.5% each year and may otherwise be adjusted from time to time. Withdrawals require the lender's written approval.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the LIIF loan agreement. The reserve balance is required to be maintained in a minimum amount equal to 25% of (a) annual expenses, based on the greater of (i) actual expenses for the prior calendar year, or (ii) projected expenses for the current year, plus (b) actual annual debt service for the current year. If the reserve falls below the required balance, an additional amount will be required to be funded monthly in an amount equal to 3% of (a) average monthly expenses based on prior year actual expenses, plus (b) monthly debt service. Withdrawals require the lender's written approval.

966 Oak St.

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in an amount equal to 25% of the approved budget for project expenses for the first year of operation. Thereafter, the reserve is required to be funded necessary to bring the balance in operating reserve to an amount equal to 25% of the prior year's actual project expenses. Any withdrawal (including any accrued interest) from the reserve for any other purpose shall not be made without the lender's prior written approval.

534 Natoma

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve is required to be funded in the amount of $2,000 annually. Quarterly deposits must equal to the higher of the amount needed based on the approved capital needs assessment, or $2,000 annually. SFCLT may request adjustment every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. Cash flow from this property was insufficient to make the required 2020 deposits, so the reserve was underfunded by $2,000 as of December 31, 2020.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in an amount equal to 25% of the approved budget for project expenses for the first year of operation. Thereafter, the reserve is required to be funded necessary to bring the balance in operating reserve to an amount equal to 25% of the prior year's actual project expenses. Any withdrawal (including any accrued interest) from the reserve for any other purpose shall not be made without the lender's prior written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $8,400 as of December 31, 2020.

23rd St.

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in an amount equal to $198,897. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $4,900 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $36,934. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $9,400 as of December 31, 2020.

151 Duboce

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $61,308. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $1,600 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. During 2020 the reserve was underfunded by $850 which was deposited in 2021.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $14,589. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval.

568-570 Natoma

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $34,474. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $2,000 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in the amount of $11,110. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $6,100 as of December 31, 2020.

1353 Folsom

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $95,129. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $1,200 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. During 2020 an additional $30,835 was deposited to bring the balance up to at least 1.5 times the original required amount.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $16,996. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $13,700 as of December 31, 2020.

70 Belcher

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in the amount of $55,174. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $2,000 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. During 2020 the initial required funding was made with proceeds from the refinancing.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in the amount of $20,780. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval.

Other Reserve

SFCLT funded a construction reserve in the initial amount of $314,557 with proceeds from the PASS bonds and SSP loan to fund future construction and rehabilitation work.

1684 Grove

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $50,000. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $1,200 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. During 2020 $1,000 was deposited and the remaining $200 was deposited during 2021.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $15,096. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $450 as of December 31, 2020 which was deposited during 2021.

308 Turk

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $209,500. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $7,000 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval. During 2020 a deposit of $7,000 was made for 2019 and funding for the first two months of 2020 was made. Cash flow from this property was insufficient to make the remaining required 2020 deposits, so the reserve was underfunded by $5,830 as of December 31, 2020.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $64,384. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $47,000 as of December 31, 2020.

2840 Folsom

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in the amount of $62,638. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $2,400 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval.

SAN FRANCISCO COMMUNITY LAND TRUST
(A California Nonprofit Public Benefit Corporation)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially required to be funded in the amount of $26,693. Thereafter, the reserve is required to be funded necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval. Due to insufficient cash flow, the reserve was underfunded by approximately $1,800 as of December 31, 2020.

4042 Fulton

Replacement Reserve

SFCLT is required to maintain a reserve for replacement and repair of property and equipment in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $162,434. Thereafter, the reserve shall be funded quarterly in the amount equal to the higher of the amount needed under the approved capital needs assessment, or $2,000 annually. SFCLT may request adjustments every seven years based on the most recently approved capital needs assessment. Any withdrawal from the reserve other than for capital improvements requires the lender's written approval.

Operating Reserve

SFCLT is required to maintain an operating reserve in accordance with the SF-MOH SSP loan agreement. The reserve was initially funded in the amount of $21,071. Thereafter, the reserve is required to be funded by the amount necessary to bring the balance to 25% of the prior year's actual project expenses. Any withdrawal from the reserve other than to alleviate certain cash flow shortages requires the lender's written approval.

Tenant Security Deposits

SFCLT is required to hold security deposits in a separate bank account.

| | 2020 | | | 2019 | | |
	Replacement Reserve	*Operating Reserve*	*Construction Reserve*	*Replacement Reserve*	*Operating Reserve*	*Construction Reserve*
Balance, beginning of year	$ 1,491,387	$ 273,104	$ -	$ 1,296,709	$ 297,248	$ -
Deposits	100,181	60,450	314,557	43,419	29,629	-
Other deposits	53,514	29,801		210,011	33,949	-
Withdrawals	(91,274)	(48,949)	(3,160)	(60,045)	(87,305)	-
Interest received	1,294	1,934	69	1,483	133	-
Bank fees	(240)	(125)	-	(190)	(550)	-
Balance, end of year	$ 1,554,862	$ 316,215	$ 311,466	$ 1,491,387	$ 273,104	$ -

NOTE 4 – RESERVE FOR FUTURE CONSTRUCTION COSTS

SFCLT has outstanding unused loan funds that are held by the City and County of San Francisco and will be released to pay for construction costs for the following projects in development:

	2020	2019
23rd Street	$ 473,042	$ 725,922
534 Natoma	-	93,100
966 Oak Street	1,604,465	1,613,119
70 Belcher	-	115,416
568 Natoma	108,808	108,812
Total reserve for future construction costs	$ 2,186,315	$ 2,656,369

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2020	2019
Land	$ 13,827,765	$ 13,827,765
Buildings and improvements	12,920,080	12,920,080
Furniture, fixtures and equipment	31,955	25,634
Development in progress	6,627,424	6,003,307
	33,407,224	32,776,786
Less: accumulated depreciation	(4,180,976)	(3,574,067)
Total property and equipment	$ 29,226,248	$ 29,202,719

NOTE 6 – NOTES PAYABLE

Notes payable are secured by the property unless otherwise noted and consist of the following:

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
Contingent Interest Loans:				
966 Oak St.				
City and County of San Francisco SSP loan, bears 3% simple interest commencing on the date of closing of escrow until the principal is fully paid. Annual payments are to be made from 2/3 of residual receipts with entire principal and interest due in full in June 2029 with an option to extend upon lender approval for an additional 30 years. Interest expense was $81,078 for 2020, which includes $30,228 of 2019 interest that had not previously been accrued.	$ 81,078	$ 1,695,000	$ -	$ 1,695,000
534 Natoma				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from 50% of residual receipts with the balance due in August 2069.	-	1,873,027	-	1,873,027
23rd St.				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from 50% of residual receipts with the balance due in October 2047.	-	1,470,002	-	1,470,002
151 Duboce				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from 50% of residual receipts with the balance due in December 2044.	-	1,194,157	-	1,194,157

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
568-570 Natoma				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the entire interest and principal due on April 2046.	-	1,875,000	-	1,875,000
1353 Folsom				
City and County of San Francisco SSP loan, bears 3% simple which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in February 2046.	-	1,200,003	-	1,200,003
70 Belcher				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in January 2046. Interest expense was $39,829 for 2020.	39,829	2,124,210	-	2,124,210
1684 Grove				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in January 2046.	-	1,274,970	-	1,274,970
308 Turk				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in June 2045.	-	2,569,456	-	2,569,456

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
2840 Folsom				
City and County of San Francisco SSP loan, bears 3% simple which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in August 2046.	-	2,495,579	-	2,495,579
4042 Fulton				
City and County of San Francisco SSP loan, bears 3% simple interest which accrues only to the extent currently payable. Annual payments are to be made from residual receipts with the balance due in April 2047.	-	2,125,000	-	2,125,000
Total contingent interest loans	120,907	19,896,404	-	19,896,404
Deferred Interest Loans:				
53 Columbus				
City and County of San Francisco, bears 2.05% simple interest. Annual interest payments are to be made from 50% of residual receipts with entire principal and interest due in full in December 2062. Interest expense was $79,811 and $67,689 in 2020 and 2019, respectively.	910,201	3,893,228	853,056	3,893,228
966 Oak St.				
City and County of San Francisco PASS deferred loan, bears 1.39% compound interest which is added to principal each year through June 2029 when the balance is due. Interest expense was $899 and $537 for 2020 and 2019, respectively.	-	64,676	-	63,240
70 Belcher				
City and County of San Francisco loan, bears 1.39% compound interest. All unpaid interest and principal shall be due in January 2046. Interest expense was $628 for 2020.	-	72,688	-	-
Total deferred interest loans	910,201	4,030,592	853,056	3,956,468

22

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
Mortgage Loans:				
53 Columbus				
Low Income Investment (LIIF) loan, bears 7.30% simple interest with monthly payments of principal and interest of $14,792 due through August 2039. Interest expense was $134,793 and $137,467 in 2020 and 2019, respectively.	-	1,792,787	-	1,835,493
966 Oak St.				
City and County of San Francisco PASS market rate loan, bears 5.17% compound interest with monthly payments of principal and interest of $2,969 due through June 2029 when a balloon payment of approximately $546,000 will be due. Interest expense was $31,515 and $3,000 for 2020 and 2019, respectively.	-	595,267	-	599,545
City and County of San Francisco PASS BMR loan, bears 1.39% compound interest with monthly payments of principal and interest of $1,057 due through June 2029 when a balloon payment of approximately $312,000 will be due. Interest expense was $5,262 and $3,643 for 2020 and 2019, respectively.	-	378,545	-	385,277
534 Natoma				
City and County of San Francisco loan, bears 5.5% simple interest with monthly payments of principal and interest of $2,556 due through February 2020. The maturity date was extended until June 2021. Interest expense was $16,489 and $22,348 in 2020 and 2019, respectively.	-	395,243	-	401,753

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
23rd St.				
Boston Private Bank & Trust loan, bears 5.61% simple interest with monthly payments of principal and interest of $7,829 due through June 2024, when a balloon payment of $1,128,231 is due. Interest expense was $68,538 and $71,192 in 2020 and 2019, respectively. A payment moratorium was in place from June to November 2020 due to COVID-19, during which time interest continued to accrue.	31,445	1,229,381	-	1,239,261
151 Duboce				
Clearinghouse Community Development Financial Institution loan, bears 5.75% simple interest with monthly payments of principal and interest of $2,297 due through January 2025, when a balloon payment of $327,236 is due. Interest expense was $21,073 and $21,383 in 2020 and 2019, respectively.	-	356,912	-	363,397
568-570 Natoma				
Boston Private Bank & Trust loan, bears 3.94% simple interest, to be adjusted in 2021, with monthly payments of principal and interest of $1,436 due through April 2026, when a balloon payment of $238,478 is due. Interest expense was $11,361 and $11,295 in 2020 and 2019, respectively. A payment moratorium was in place from June to November 2020 due to COVID-19, during which time interest continued to accrue.	5,291	276,839	-	279,386
1353 Folsom				
First Republic Bank loan, bears 4.95% simple interest with monthly payments of principal and interest of $3,203 due through February 2046. Interest expense was $27,852 and $28,157 in 2020 and 2019, respectively.	-	571,863	-	563,226

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
70 Belcher				
First Republic Bank loan, bore 4.95% simple interest with monthly payments of principal and interest of $4,305 due through February 2046. The loan was repaid during 2020. Interest expense was $10,309 during 2020.	-	-	-	751,458
City and County of San Francisco PASS market rate loan, bears 5.17% simple interest with monthly payments of principal and interest of $3,383 due through June 2060. Interest expense was $1,899 for 2020.	-	683,162	-	-
City and County of San Francisco PASS BMR loan, bears 1.39% simple interest with monthly payments of principal and interest of $1,204 due through June 2060. Interest expense was $1,204 for 2020.	-	439,012	-	-
1684 Grove				
First Republic Bank loan, bears 4.95% simple interest with monthly payments of principal and interest of $3,203 due through February 2046. Interest expense was $27,637 and $28,157 in 2020 and 2019, respectively.	-	552,432	-	563,226
308 Turk				
Enterprise Community Loan Fund, Inc. loan, bears 5.5% simple interest with required monthly payments of principal and interest based on a 30-year amortization. Unpaid principal and interest are due in June 2025 when a balloon payment is due. Interest expense was $116,158 and $107,523 in 2020 and 2019, respectively. A payment moratorium was in place from December 2020 through May 2021, during which time interest continued to accrue.	70,696	1,894,430	-	1,907,407

	2020		2019	
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
2840 Folsom				
Pigeon Palace, Inc, secured loan, bears 2% simple interest with annual interest payment due until October 2022, when a balloon payment of unpaid principal and interest is due. However, $120,000 of the amount due is convertible to a 99-year master lease. Interest expense was $6,000 and $2,000 in 2020 and 2019, respectively.	-	300,000	-	300,000
Pigeon Palace, Inc. unsecured loan, bore 2% simple interest with required annual payments until April 2020 when the loan was repaid.	-	-	-	8,089
Boston Private Bank & Trust loan, bears 4.52% simple interest with monthly payments of principal and interest of $6,142 due through September 2022, when a balloon payment of $1,052,428 is due. Interest expense was $51,571 and $48,991 in 2020 and 2019, respectively. A payment moratorium was in place from June to November 2020 due to COVID-19, during which time interest continued to accrue.	24,288	1,101,584	-	1,111,151
4042 Fulton				
Clearinghouse Community Development Financial Institution loan, bears 5.75% simple interest with monthly interest-only payments of $4,800 due through April 2027, when a balloon payment of unpaid principal and interest is due. In April 2020, the interest rate increased to 7.75%. Interest expense was $64,566 and $64,917 in 2020 and 2019, respectively. A payment moratorium was in place from April to June 2020 due to COVID-19, during which time interest continued to accrue.	34,261	815,000	12,893	815,000

| | 2020 | | 2019 | |
	Interest Payable	*Principal*	*Interest Payable*	*Principal*
Core				
Boston Private Bank & Trust Payroll Protection Program unsecured loan, bears 1% simple interest with required monthly payments from October 2020 until April 2022. The loan may be forgiven if qualifying expenditures are incurred, so no interest has been accrued.	-	43,500	-	-
Senior and Disability Action Loan, bears 3.65% simple interest. Payable on demand. The proceeds were used to fund the acquisition of 568 Natoma. Interest expense was $1,899 in 2020.	-	20,000	-	20,000
Total mortgage loans	165,981	11,445,957	12,893	11,143,669
Total all loans	1,197,089	35,372,953	865,949	34,996,541
Less: current portion – mortgage loans	-	(487,478)	-	(613,885)
Long-term portion of contingent interest loans	$ 120,907	$ 19,896,404	$ -	$ 19,896,404
Long-term portion of deferred interest loans	$ 910,201	$ 4,030,592	$ 853,056	$ 3,956,468
Long-term portion of mortgage loans	$ 165,981	$ 10,958,479	$ 12,893	$ 10,529,784

Principal payments, including scheduled balloon payments, on notes payable for the next five years are subject to changes in net cash flow and are estimated as follows:

2021	$ 487,478
2022	1,429,260
2023	81,755
2024	1,214,820
2025	2,260,247

Management expects to refinance mortgages with balloon payments prior to the maturity date of each loan.

NOTE 7 – LEASES

SFCLT leased its office space under a noncancellable operating lease which expired on September 15, 2019.

SFCLT also entered into a lease agreement with Marty's Place LLC for property and improvements for a term of 15 years commencing on June 30, 2015 and ending on June 30, 2030. Annual lease payments begin at $10,000 per year and increase at 2% each year. Future minimum lease payments are as follow:

Year Ending December 31,	
2021	$ 10,000
2022	11,487
2023	11,717
2024	11,951
2025	12,190

The lease agreement with Marty's Place LLC was subsequently terminated by mutual agreement in April 2021 and certain reserves were transferred to the property owner.

Rental expense for the years ended December 31, 2020 and 2019 was $11,041 and $10,824, respectively.

NOTE 8 – NET ASSETS RELEASED FROM RESTRICTIONS

Net assets are released from restrictions by incurring expenses satisfying the restricted purpose or by occurrence of other events specified by donors during the years ended December 31, as follows:

	2020	2019
Releases from restrictions	$ 50,000	$ 10,000
Total	$ 50,000	$ 10,000

Net assets with donor restrictions at December 31, 2020 represent one half of the $100,000 emergency action grant to mitigate the impact of COVID-19 for the twelve month period beginning in July 2020. Terms of the grant require quarterly reporting of results and restrictions will be deemed to have been met during the first two quarters of 2021.

NOTE 9 – LIQUIDITY AND AVAILABILITY

SFCLT has $591,882 of financial assets available within one year of the statement of financial position date. Financial assets include amounts that will be used to pay accounts payable, accrued expenses and other distributions from operating cash flow, if any, in the subsequent year. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the statement of financial position date. As part of its liquidity management, SFCLT maintains reserve accounts as described in Note 3, a portion of which may be available to cover debt service and capital expenditures within one year of statement of financial position date upon approval from regulatory agencies. In addition, some properties' cash is maintained in trust by a third-party property management company and is not included below.

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Financial assets available for general expenditure, that is without donor or other restriction limiting their use, within one year of the statement of financial position, comprise the following:

	2020	2019
Financial assets at end of year available within one year:		
Cash and cash equivalents	$ 344,722	$ 168,588
Rent receivable	121,141	18,761
Contributions receivable	176,019	153,520
Less: donor restricted net assets	(50,000)	-
Financial assets available for general expenditures within one year	$ 591,882	$ 340,869

The amounts shown above may be used in the subsequent year to fund reserve accounts or distribute residual receipts to lenders as described in Notes 3 and 6.

NOTE 10 – COMMERCIAL LEASE INCOME

SFCLT leases a portion of its Columbus Avenue building to the Asian Law Caucus under a 99-year lease expiring in 2107. The rent is set annually as a percentage of budgeted expenses and debt service on the LIIF loan with minimum monthly rent levels established for the first 55 years of the lease. The lessee has an option to purchase the commercial portion of the building at any time during the lease as described in the Development Agreement by assuming 86% of the loan balances. The minimum annual commercial lease income, without percentage rents which are contingent on future annual budgets, follows:

For lease years ended April 30,	
2021 to 2038	$179,376 per year
2039 to 2063	$12,000 per year
2064 to 2107	$-0- per year

NOTE 11 – COMMITMENTS AND CONTINGENCIES AND OTHER MATTERS

SFCLT receives a portion of its funding from local governments. A significant reduction in the level of this support, if this were to occur, would have a material effect on SFCLT's programs and activities.

Grant awards require the fulfillment of certain conditions as set forth in the instrument of grant. Failure to fulfill the conditions could result in the return of the funds to the grantors. SFCLT deems this contingency remote since management is of the opinion that SFCLT has complied with the terms of all grants.

COVID-19 Pandemic

The emergence and spread of the coronavirus (COVID-19) beginning in the first quarter of 2020 has affected businesses and economic activities in the US and beyond. The extent of the impact of COVID-19 on the Projects' operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the effects on residents, supply chains, service providers, and business partners, and changes in business practices, all of which are uncertain and cannot be determined at this time.

SUPPLEMENTARY INFORMATION

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF FINANCIAL POSITION

YEAR ENDED DECEMBER 31, 2020

	53 Columbus	*966 Oak St.*	*534 Natoma*	*23rd St.*	*151 Duboce*	*Marty's Place*	*568-570 Natoma*	*1353 Folsom*
ASSETS								
Current assets:								
Cash and cash equivalents	$ -	$ 19,480	$ 916	$ 24,480	$ 14,252	$ 94,831	$ 3,654	$ 4,073
Cash held in trust by others	328,742	-	1,484	-	(17)	-	7,056	1,612
Receivables:								
Rent – net	-	-	-	13,995	492	-	489	13,334
Contributions:								
Grant	-	-	-	-	-	-	-	-
Development cost	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-
Total current assets	328,742	19,480	2,400	38,475	14,727	94,831	11,199	19,019
Restricted cash: (Note 3)								
Replacement reserves	508,256	153,899	22,634	194,177	73,884	-	12,703	142,712
Operating reserves	117,754	20,217	7,487	25,002	16,171	-	5,873	3,976
Other reserve	-	-	-	-	-	-	-	-
Tenant security deposits	-	7,014	1,290	6,434	6,112	-	-	-
Reserve for future construction costs (Note 4)	-	1,604,465	-	473,042	-	-	108,808	-
Deposits	-	-	-	-	-	-	-	-
Property and equipment – net (Note 5)	4,677,852	1,128,908	2,220,353	1,976,402	1,329,379	45,405	1,938,253	1,395,671
Total assets	$ 5,632,604	$ 2,933,983	$ 2,254,164	$ 2,713,532	$ 1,440,273	$ 140,236	$ 2,076,836	$ 1,561,378
LIABILITIES AND NET DEFICIT								
Current liabilities:								
Accounts payable and accrued expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Deferred revenue	-	-	501	-	-	-	-	-
Notes payable – current portion (Note 10)	46,369	12,489	395,243	-	6,983	-	6,394	-
Total current liabilities	46,369	12,489	395,744	-	6,983	-	6,394	-
Tenant security deposits	-	8,000	2,000	7,376	5,886	-	75	2,502
Interest payable – net of current portion (Note 6)	910,201	81,078	-	31,445	-	-	5,291	-
Notes payable – net of current portion (Note 6)	5,639,646	2,720,999	1,873,027	2,699,383	1,544,086	-	2,145,445	1,771,866
Total liabilities	6,596,216	2,822,566	2,270,771	2,738,204	1,556,955	-	2,157,205	1,774,368
Net deficit:								
Without donor restrictions	(963,612)	111,417	(16,607)	(24,672)	(116,682)	140,236	(80,369)	(212,990)
With donor restrictions	-	-	-	-	-	-	-	-
Total net deficit	(963,612)	111,417	(16,607)	(24,672)	(116,682)	140,236	(80,369)	(212,990)
Total liabilities and net deficit	$ 5,632,604	$ 2,933,983	$ 2,254,164	$ 2,713,532	$ 1,440,273	$ 140,236	$ 2,076,836	$ 1,561,378

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF FINANCIAL POSITION

YEAR ENDED DECEMBER 31, 2020

	70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	Core	Total
ASSETS							
Current assets:							
Cash and cash equivalents	$ (61)	$ 5,697	$ -	$ 21,858	$ -	$ 155,542	$ 344,722
Cash held in trust by others	(9,940)	7,620	9,722	-	3,923	-	350,202
Receivables:							
Rent – net	-	-	67,375	17,222	8,234	-	121,141
Contributions:							
Grant	-	-	-	-	-	75,000	75,000
Development cost	-	-	-	-	-	97,650	97,650
Other	-	-	-	-	-	3,369	3,369
Prepaid expenses	-	-	-	-	-	7,006	7,006
Total current assets	(10,001)	13,317	77,097	39,080	12,157	338,567	999,090
Restricted cash: (Note 3)							
Replacement reserves	63,505	30,491	171,774	14,768	166,059	-	1,554,862
Operating reserves	22,590	16,179	28,916	29,002	23,048	-	316,215
Other reserve	311,466	-	-	-	-	-	311,466
Tenant security deposits	-	-	9,827	5,919	-	-	36,596
Reserve for future construction costs (Note 4)	-	-	-	-	-	-	2,186,315
Deposits	-	-	-	-	-	2,503	2,503
Property and equipment – net (Note 5)	2,706,771	1,671,953	3,864,363	3,695,953	2,574,985	-	29,226,248
Total assets	$ 3,094,331	$ 1,731,940	$ 4,151,977	$ 3,784,722	$ 2,776,249	$ 341,070	$ 34,633,295
LIABILITIES AND NET DEFICIT							
Current liabilities:							
Accounts payable and accrued expenses	$ (4,587)	$ -	$ -	$ -	$ -	$ 203,603	$ 199,016
Deferred revenue	2,181	-	-	-	-	(183)	2,499
Notes payable – current portion (Note 10)	-	-	-	-	-	20,000	487,478
Total current liabilities	(2,406)	-	-	-	-	223,420	688,993
Tenant security deposits	-	3,141	17,746	5,902	3,225	-	55,853
Interest payable – net of current portion (Note 6)	39,829	-	70,696	24,288	34,261	-	1,197,089
Notes payable – net of current portion (Note 6)	3,319,072	1,827,402	4,463,886	3,897,163	2,940,000	43,500	34,885,475
Total liabilities	3,356,495	1,830,543	4,552,328	3,927,353	2,977,486	266,920	36,827,410
Net deficit:							
Without donor restrictions	(262,164)	(98,603)	(400,351)	(142,631)	(201,237)	(25,850)	(2,294,115)
With donor restrictions	-	-	-	-	-	100,000	100,000
Total net deficit	(262,164)	(98,603)	(400,351)	(142,631)	(201,237)	74,150	(2,194,115)
Total liabilities and net deficit	$ 3,094,331	$ 1,731,940	$ 4,151,977	$ 3,784,722	$ 2,776,249	$ 341,070	$ 34,633,295

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF ACTIVITIES
YEAR ENDED DECEMBER 31, 2020

	53 Columbus	966 Oak St.	534 Natoma	23rd St.	151 Duboce	Marty's Place	568-570 Natoma	1353 Folsom
Support and revenue:								
Individual and corporations	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Foundations	-	-	-	-	-	-	-	-
Government awards	-	-	-	-	-	-	-	-
Rental income	409,395	79,780	64,125	115,952	70,288	68,880	61,477	78,905
Membership dues	-	-	-	-	-	-	-	-
Development income	-	-	-	-	-	-	-	-
Interest	2,340	111	36	252	157	37	9	105
Other income	7,593	-	-	-	-	-	-	-
Net assets released from restrictions (Note 8)	-	-	-	-	-	-	-	-
Total support and revenue	419,328	79,891	64,161	116,204	70,445	68,917	61,486	79,010
Expenses:								
Program services	593,828	150,509	88,981	136,429	88,528	34,078	68,136	94,317
Supporting services:								
Management and general	4,306	2,560	1,025	2,870	820	1,230	1,025	615
Fundraising	-	-	-	-	-	-	-	-
Total expenses	598,134	153,069	90,006	139,299	89,348	35,308	69,161	94,932
Change in net assets	(178,806)	(73,178)	(25,845)	(23,095)	(18,903)	33,609	(7,675)	(15,922)
Net assets, beginning of year	(784,806)	184,595	9,238	(1,577)	(97,779)	106,627	(72,694)	(197,068)
Net assets, end of year	$ (963,612)	$ 111,417	$ (16,607)	$ (24,672)	$ (116,682)	$ 140,236	$ (80,369)	$ (212,990)

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF ACTIVITIES
YEAR ENDED DECEMBER 31, 2020

	70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	Core	Total
Support and revenue:							
Individual and corporations	$ -	$ -	$ -	$ -	$ -	$ 158,236	$ 158,236
Foundations	-	-	-	-	-	10,000	10,000
Government awards	-	-	-	-	-	186,891	186,891
Rental income	68,048	75,436	273,652	130,803	91,029	-	1,587,770
Membership dues	-	-	-	-	-	524	524
Development income	-	-	-	-	-	61,228	61,228
Interest	97	21	30	25	204	1	3,425
Other income	-	-	-	-	-	-	7,593
Net assets released from restrictions (Note 8)	-	-	-	-	-	-	-
Total support and revenue	68,145	75,457	273,682	130,828	91,233	416,880	2,015,667
Expenses:							
Program services	140,419	71,944	355,052	164,511	143,706	45,218	2,175,656
Supporting services:							
Management and general	1,025	615	9,141	1,230	1,025	188,772	216,259
Fundraising	-	-	-	-	-	11,999	11,999
Total expenses	141,444	72,559	364,193	165,741	144,731	245,989	2,403,914
Change in net assets	(73,299)	2,898	(90,511)	(34,913)	(53,498)	170,891	(388,247)
Net assets, beginning of year	(188,865)	(101,501)	(309,840)	(107,718)	(147,739)	(96,741)	(1,805,868)
Net assets, end of year	$ (262,164)	$ (98,603)	$ (400,351)	$ (142,631)	$ (201,237)	$ 74,150	$ (2,194,115)

SUPPLEMENTARY INFORMATION REQUIRED BY THE
MAYOR'S OFFICE OF HOUSING AND COMMUNITY DEVELOPMENT

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF OPERATING REVENUES
YEAR ENDED DECEMBER 31, 2020

		53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma
	Rental income:						
5120	Gross potential tenant rents	$ 189,896	$ 93,312	$ 57,270	$ 159,912	$ 67,688	$ 81,311
5121	Rental assistance payments (inc. LOSP)	207,498	-	38,552	-	-	7,120
5140	Commercial unit rents	-	-	-	-	-	-
	Total rent revenue	397,394	93,312	95,822	159,912	67,688	88,431
	Vacancies						
5120	Apartments	(4,075)	-	(37,272)	(33,592)	-	(21,267)
	Total vacancies	(4,075)	-	(37,272)	(33,592)	-	(21,267)
	Net rental income: (rent revenue less vacancies)	393,319	93,312	58,550	126,320	67,688	67,164
	Other revenue:						
5170	Rent revenue – garage and parking	-	-	-	-	3,735	-
5190	Miscellaneous rent revenue	4,746	-	396	-	-	-
5300	Supportive services revenue	-	-	-	-	-	-
5400	Interest revenue – project operations (from operating account only)	70	111	36	252	157	9
5400	Interest revenue – project operations	-	-	-	-	-	-
5910	Laundry & vending revenue	71	-	-	-	-	-
5920	Tenant charges	-	-	-	-	-	-
5990	Miscellaneous revenue	11,256	-	-	-	-	-
	Total other revenue	16,143	111	432	252	3,892	9
	Total operating revenue	$ 409,462	$ 93,423	$ 58,982	$ 126,572	$ 71,580	$ 67,173

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF OPERATING REVENUES

YEAR ENDED DECEMBER 31, 2020

		70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	1355 Folsom
	Rental income:						
5120	Gross potential tenant rents	$ 103,758	$ 75,858	$ 242,951	$ 134,697	$ 85,483	$ 55,460
5121	Rental assistance payments (inc. LOSP)	-	-	42,222	-	-	21,564
5140	Commercial unit rents	-	-	-	-	-	-
	Total rent revenue	103,758	75,858	285,173	134,697	85,483	77,024
	Vacancies						
5120	Apartments	(35,460)	-	(51,124)	(2,596)	-	-
	Total vacancies	(35,460)	-	(51,124)	(2,596)	-	-
	Net rental income: (rent revenue less vacancies)	68,298	75,858	234,049	132,101	85,483	77,024
	Other revenue:						
5170	Rent revenue – garage and parking	-	-	-	-	4,500	2,400
5190	Miscellaneous rent revenue	39	-	-	-	-	-
5300	Supportive services revenue	-	-	-	-	-	-
5400	Interest revenue – project operations (from operating account only)	97	21	30	25	204	105
5400	Interest revenue – project operations	-	-	-	-	-	-
5910	Laundry & vending revenue	-	-	-	-	-	-
5920	Tenant charges	-	-	-	-	-	-
5990	Miscellaneous revenue	-	-	19,370	-	-	-
	Total other revenue	136	21	19,400	25	4,704	2,505
	Total operating revenue	$ 68,434	$ 75,879	$ 253,449	$ 132,126	$ 90,187	$ 79,529

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2020

		53 Columbus	*966 Oak*	*534 Natoma*	*2976 23rd St*	*151 Duboce*	*568 Natoma*
	Management:						
6320	Management fee	$ 14,008	$ -	$ 4,380	$ -	$ 3,428	$ 4,178
	"Above the line" asset management fee	11,520	4,968	5,335	8,868	4,770	5,142
	Total management expenses	25,528	4,968	9,715	8,868	8,198	9,320
	Salaries/benefits:						
6310	Office salaries	15,689	-	-	-	-	-
6330	Manager's salary	-	-	-	-	-	-
6723	Employee benefits: health & disability insurance	14,999	-	-	-	-	-
	Employee benefits: retirement and other salary/benefit expenses	-	-	-	-	-	-
6331	Administrative rent free unit	6,306	-	-	-	-	-
	Total salary/benefit expenses	36,994	-	-	-	-	-
	Administration:						
6210	Advertising and marketing	-	345	1,845	11,955	345	3,565
6311	Office expenses	2,176	856	919	2,290	309	397
6312	Office rent	-	-	-	-	-	-
6340	Legal expense – property	-	-	-	-	-	-
6350	Audit expense	-	-	-	-	-	-
6351	Bookkeeping/accounting services	4,306	2,560	1,025	2,870	820	1,025
670	Bad debts	22,666	-	-	-	-	-
6390	Miscellaneous administrative expenses	2,790	11	59	-	74	39
	Total administrative expenses	31,938	3,773	3,848	17,116	1,548	5,026
	Utilities:						
6450	Electricity	6,033	4,074	145	6,227	-	-
6451	Water	734	3,973	7,684	5,188	2,904	9,142
6452	Gas	11,929	-	2,062	-	266	138
6453	Sewer	36,456	-	-	-	-	-
	Total utilities expenses	55,152	8,046	9,890	11,415	3,170	9,280

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2020

		70 Belcher	*1684 Grove*	*308 Turk*	*2840 Folsom*	*4042 Fulton*	*1355 Folsom*
	Management:						
6320	Management fee	$ 4,178	$ 2,507	$ 15,600	$ -	$ 4,200	$ 2,507
	"Above the line" asset management fee	4,453	2,672	18,528	5,531	5,142	2,673
	Total management expenses	8,631	5,179	34,128	5,531	9,342	5,180
	Salaries/benefits:						
6310	Office salaries	-	-	-	-	-	-
6330	Manager's salary	-	-	12,000	-	-	-
6723	Employee benefits: health & disability insurance	-	-	-	-	-	-
	Employee benefits: retirement and other salary/benefit expenses	-	-	-	-	-	-
6331	Administrative rent free unit	-	-	20,340	-	-	-
	Total salary/benefit expenses	-	-	32,340	-	-	-
	Administration:						
6210	Advertising and marketing	3,495	345	6,466	345	345	345
6311	Office expenses	510	252	4,185	120	324	391
6312	Office rent	-	-	-	-	-	-
6340	Legal expense – property	-	-	-	-	-	-
6350	Audit expense	-	-	-	-	-	-
6351	Bookkeeping/accounting services	1,025	615	9,141	1,230	1,025	615
6370	Bad debts	-	-	16,844	4,305	2,059	-
6390	Miscellaneous administrative expenses	28	96	110	-	42	48
	Total administrative expenses	5,059	1,308	36,746	6,000	3,795	1,399
	Utilities:						
6450	Electricity	-	-	2,788	92	-	-
6451	Water	4,191	4,866	7,498	4,723	3,618	10,153
6452	Gas	77	-	3,050	-	710	-
6453	Sewer	-	-	11,000	-	-	-
	Total utilities expenses	4,268	4,866	24,336	4,815	4,328	10,153

SAN FRANCISCO COMMUNITY LAND TRUST

(*A California Nonprofit Public Benefit Corporation*)

COMBINING SCHEDULES OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2020

		53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma
	Taxes and licenses:						
6710	Real estate taxes	5,499	631	1,842	1,049	10,070	5,383
6711	Payroll taxes	-	-	-	-	-	-
6790	Miscellaneous taxes, licenses and permits	-	-	-	-	-	-
	Total taxes and licenses expenses	5,499	631	1,842	1,049	10,070	5,383
	Insurance:						
6720	Property and liability insurance	11,146	4,932	2,553	3,825	8,916	2,191
6721	Fidelity bond insurance	-	-	-	-	-	-
6722	Workers compensation	-	-	-	-	-	-
6724	Director and officers liabilities insurance	1,530	-	-	-	-	-
	Total insurance expenses	12,676	4,932	2,553	3,825	8,916	2,191
	Maintenance and repairs:						
6510	Payroll	-	-	-	-	-	-
6515	Supplies	617	-	1,059	312	960	4,065
6520	Contracts	16,807	300	1,772	1,816	2,407	7,037
6525	Garbage and trash removal	10,416	815	1,671	1,476	3,031	3,012
6530	Security payroll/contract	-	-	1,090	-	451	-
6546	HVAC repairs and maintenance	-	-	-	-	-	-
6570	Vehicle and maintenance equipment operation and repairs	-	-	-	-	-	-
6590	Miscellaneous operating and maintenance expenses	-	-	-	-	-	-
	Total maintenance and repairs expense	27,840	1,115	5,592	3,605	6,848	14,114
	Total operating expenses	195,627	23,465	33,441	45,877	38,751	45,314

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2020

		70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	1355 Folsom
	Taxes and licenses:						
6710	Real estate taxes	6,882	4,387	3,941	16,049	1,075	6,769
6711	Payroll taxes	-	-	1,605	-	-	-
6790	Miscellaneous taxes, licenses and permits	-	-	474	104	104	-
	Total taxes and licenses expenses	6,882	4,387	6,020	16,153	1,179	6,769
	Insurance:						
6720	Property and liability insurance	-	-	8,979	4,157	3,117	-
6721	Fidelity bond insurance	-	-	-	-	-	-
6722	Workers compensation	-	-	235	-	-	-
6724	Director and officers liabilities insurance	-	-	-	-	-	-
	Total insurance expenses	-	-	9,214	4,157	3,117	-
	Maintenance and repairs:						
6510	Payroll	-	-	-	-	-	-
6515	Supplies	456	905	492	222	829	1,106
6520	Contracts	1,294	1,286	18,087	1,604	3,242	3,509
6525	Garbage and trash removal	1,839	1,270	11,362	2,783	2,424	1,294
6530	Security payroll/contract	-	-	-	-	-	-
6546	HVAC repairs and maintenance	-	-	-	-	-	-
6570	Vehicle and maintenance equipment operation and repairs	-	-	-	-	-	-
6590	Miscellaneous operating and maintenance expenses	-	-	-	-	-	-
	Total maintenance and repairs expense	3,588	3,461	29,941	4,609	6,495	5,909
	Total operating expenses	28,428	19,202	172,725	41,265	28,256	29,410

SAN FRANCISCO COMMUNITY LAND TRUST
(*A California Nonprofit Public Benefit Corporation*)
COMBINING SCHEDULES OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2020

		53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma
	Financial expenses:						
6820	Interest on mortgage payable	134,793	37,676	16,489	68,538	21,073	11,361
6830	Interest on notes payable (long-term)	57,145	81,078	-	-	-	-
	Total financial expenses	191,938	118,754	16,489	68,538	21,073	11,361
6000	Total cost of operations before depreciation	387,565	142,219	49,930	114,415	59,824	56,675
5060	Operating profit (loss)	21,897	(48,796)	9,052	12,157	11,756	10,498
6600	Depreciation expense	210,263	10,850	39,724	21,385	25,003	12,486
	Operating profit (loss) after depreciation	$ (188,366)	$ (59,646)	$ (30,672)	$ (9,228)	$ (13,247)	$ (1,988)

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2020

		70 Belcher	*1684 Grove*	*308 Turk*	*2840 Folsom*	*4042 Fulton*	*1355 Folsom*
	Financial expenses:						
6820	Interest on mortgage payable	40,256	27,637	116,158	51,571	64,556	27,852
6830	Interest on notes payable (long-term)	39,829	-	-	6,000	-	-
	Total financial expenses	80,085	27,637	116,158	57,571	64,556	
6000	Total cost of operations before depreciation	108,513	46,839	288,883	98,836	92,812	29,410
5060	Operating profit (loss)	(40,079)	29,040	(35,434)	33,290	(2,625)	50,119
6600	Depreciation expense	32,931	25,721	75,311	66,904	51,768	34,337
	Operating profit (loss) after depreciation	$ (73,010)	$ 3,319	$ (110,745)	$ (33,614)	$ (54,393)	$ 15,782

43

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Nonprofit Public Benefit Corporation)

COMBINING SCHEDULES OF EXCESS/DISTRIBUTABLE CASH

YEAR ENDED DECEMBER 31, 2020

	53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma
Operating revenue	$ 409,462	$ 93,423	$ 58,982	$ 126,572	$ 71,580	$ 67,173
Operating expense	(195,627)	(23,465)	(33,441)	(45,877)	(38,751)	(45,314)
Net operating income	213,835	69,958	25,541	80,695	32,829	21,859
Other activity:						
Mandatory debt service – principal	(42,706)	(11,010)	(6,506)	(9,880)	(6,485)	(2,547)
Mandatory debt service – interest	(134,794)	(37,297)	(16,493)	(29,264)	(21,073)	(4,633)
Deposits to replacement reserve account	(26,242)	(4,000)	(2,000)	(4,900)	-	(2,000)
Deposits to operating reserve account	-	(100)	(2,501)	(17,011)	-	(3,500)
Withdrawals from operating reserve	-	-	-	-	-	-
Withdrawal from replacement reserve	-	-	-	-	-	-
Total other activity	(203,742)	(52,407)	(27,500)	(61,055)	(27,558)	(12,680)
Operating cash flow/surplus cash	$ 10,093	$ 17,551	$ (1,959)	$ 19,640	$ 5,271	$ 9,179

SAN FRANCISCO COMMUNITY LAND TRUST
(A California Nonprofit Public Benefit Corporation)
COMBINING SCHEDULES OF EXCESS/DISTRIBUTABLE CASH
YEAR ENDED DECEMBER 31, 2020

	70 Belcher	*1684 Grove*	*308 Turk*	*2840 Folsom*	*4042 Fulton*	*1355 Folsom*
Operating revenue	$ 68,434	$ 75,879	$ 253,449	$ 132,126	$ 90,187	$ 79,529
Operating expense	(28,428)	(19,202)	(172,725)	(41,265)	(28,256)	(29,410)
Net operating income	40,006	56,677	80,724	90,861	61,931	50,119
Other activity:						
Mandatory debt service – principal	(12,626)	(10,794)	(12,977)	(9,566)	-	(8,636)
Mandatory debt service – interest	(36,457)	(27,637)	(45,462)	(27,142)	(43,200)	(27,852)
Deposits to replacement reserve account	(2,000)	(1,200)	(7,000)	(2,400)	-	(1,200)
Deposits to operating reserve account	-	(6,299)	(3,000)	(16,181)	(9,597)	-
Withdrawals from operating reserve	-	-	-	-	-	13,072
Withdrawal from replacement reserve	-	-	-	-	-	-
Total other activity	(51,083)	(45,930)	(68,439)	(55,289)	(52,797)	(24,616)
Operating cash flow/surplus cash	$ (11,077)	$ 10,747	$ 12,285	$ 35,572	$ 9,134	$ 25,503

SAN FRANCISCO COMMUNITY LAND TRUST

(A California Limited Partnership)

COMBINING SCHEDULES OF REPLACEMENT, OPERATING, AND OTHER RESERVES ACTIVITY

YEAR ENDED DECEMBER 31, 2020

Replacement Reserve

	53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma	70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	1355 Folsom
Balance, January 1, 2020	$ 530,961	$ 182,354	$ 22,603	$ 193,789	$ 72,997	$ 10,816	$ 14,472	$ 29,476	$ 177,225	$ 14,552	$ 157,909	$ 110,573
Actual annual deposit	11,445	4,000	-	4,900	870	2,000	57,222	1,000	8,170	2,400	7,953	32,036
Interest earned	1,851	95	31	242	16	6	18	15	19	9	197	104
Withdrawals	(36,000)	(32,549)	-	(4,755)	-	(120)	(8,209)	-	(13,640)	(2,192)	-	-
Balance, December 31, 2020	$ 508,257	$ 153,900	$ 22,634	$ 194,177	$ 73,883	$ 12,702	$ 63,503	$ 30,491	$ 171,774	$ 14,769	$ 166,059	$ 142,713

Operating Reserve

	53 Columbus	966 Oak	534 Natoma	2976 23rd St	151 Duboce	568 Natoma	70 Belcher	1684 Grove	308 Turk	2840 Folsom	4042 Fulton	1355 Folsom
Balance, January 1, 2020	$ 117,333	$ 21,138	$ 4,981	$ 33,740	$ 16,156	$ 4,180	$ 1,460	$ 9,872	$ 22,203	$ 13,009	$ 13,443	$ 17,046
Actual annual deposit	-	100	2,501	17,011	-	3,500	21,223	6,299	11,710	16,181	9,597	-
Interest earned	422	10	5	12	12	3	7	6	3	13	8	2
Withdrawals	(1,031)	-	-	(25,761)	-	(1,810)	(75)	-	(5,000)	(200)	-	(13,072)
Balance, December 31, 2020	$ 117,755	$ 20,217	$ 7,487	$ 25,002	$ 16,170	$ 5,873	$ 22,615	$ 16,177	$ 28,916	$ 29,003	$ 23,048	$ 3,976



S. Scott Seamands

Alexis H. Wong

Charlotte Siew-Kun Tay

Cathy L. Hwang

Rita B. Dela Cruz

Stanley Woo

Scott K. Smith

——————

Crisanto S. Francisco

Joe F. Huie

The Board of Directors
San Francisco Community Land Trust
San Francisco, California

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER
MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS
PERFORMED IN ACCORDANCE WITH
*GOVERNMENT AUDITING STANDARDS***

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States, the financial statements of San Francisco Community Land Trust, which comprise the statement of financial position as of December 31, 2020, and the related statements of activities, functional expenses, and cash flows for the year then ended, and the related notes to the financial statements, and have issued our report thereon dated June 30, 2021.

Internal Control Over Financial Reporting

In planning and performing our audit of the financial statements, we considered San Francisco Community Land Trust's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of San Francisco Community Land Trust's internal control. Accordingly, we do not express an opinion on the effectiveness of San Francisco Community Land Trust's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

BKR INTERNATIONAL   Certified Public Accountants, 301 Howard Street, Suite 850, San Francisco, California 94105
Telephone 415 957 9999   Facsimile 415 957 1629   http://www.lvhj.com

An Independent Member Firm of BKR International with Associates in Principal Cities Worldwide

Compliance and Other Matters

　　As part of obtaining reasonable assurance about whether San Francisco Community Land Trust's financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the financial statements. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under *Government Auditing Standards*.

Purpose of This Report

　　The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the San Francisco Community Land Trust's internal control or on compliance. This report is an integral part of an audit performed in accordance with Government Auditing Standards in considering the San Francisco Community Land Trust's internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Lindquist, von Husen and Joyce LLP

June 30, 2021

EXHIBIT H: BY LAWS

Bylaws of San Francisco Community Land Trust, Incorporated

Contents

San Francisco Community Land Trust Bylaws

53

Article I: Name and Purpose

1. **Name.** The name of this organization shall be San Francisco Community Land Trust, Inc., hereinafter referred to as the "Corporation."

2. **Purpose.** The purpose of the Corporation shall be: To combat displacement and discrimination, relieve the stress on the poor caused by high housing prices, promote community empowerment, provide quality resident-controlled housing that is affordable for very low- to moderate-income households, and preserve the affordability of housing for future generations.

In addition, this Corporation is formed for the purpose of performing all things incidental to, or appropriate in, the achievement of the foregoing specific and primary purposes. However, the Corporation shall not, except to an insubstantial degree, engage in any activities or exercise any powers that are not in furtherance of its primary charitable purposes.

This Corporation shall hold and may exercise all such powers as may be conferred upon a nonprofit corporation by the laws of the State of California and as may be necessary or expedient for the administration of the affairs and attainment of the purposes of the Corporation, provided that the Corporation shall in no event engage in activities which are not permitted to be carried on by a corporation exempt under Section 501(c)3 of the Internal Revenue Code.

Article II: Membership

1. **Regular Membership.** Subsequent to the First Annual Meeting, the Regular Members of the Corporation, with full voting rights, shall be:

a. The Lessee Members, who shall be all persons, 18 years or older, who own a share in a cooperative or own a condominium or otherwise own housing that is located on land leased from the Corporation.

b. The General Members, who shall be all other persons, eighteen years of age or older, who have complied with the following requirements.

    i. Is a resident, 18 years of age or older, in a building located on land owned by the Corporation, but not a Lessee member; or

    ii. Meets both of the following conditions:

    A. Submission of a Membership application including a signed statement of support for the purposes of the Corporation in a form to be determined by the Board of Directors.

    B. Payment of dues as established by the Membership for the current calendar year.

c. Organizational Members, which shall fall into at least one of the following categories:

    A. Is a membership-based tenant organizing group or organization of tenants;

    B. Is a labor union or a membership-based workers center;

    C. Is a membership-based disability rights organization;

    D. Is a membership-based, faith-based social justice organization;

    E. Is a membership-based affordable housing organization or affordable housing advocacy group.

2. Requirements for Continuing Regular Membership. To maintain Regular Membership beyond a person's first year of Regular Membership a person must either be a Lessee Member or:

a. Is a General Member residing in housing on land owned by the Corporation, or

b. Meets both of the following conditions:

    i. Has attended at least one Membership Meeting or Board of Directors Meeting during the previous twelve months, or has shown good cause for non-attendance and continuing interest in the Corporation; and

    ii. Has paid dues established for the current calendar year.

3. Membership Dues.

a. Annual membership dues shall be assessed for each calendar year by an affirmative vote of a majority of the Lessee Members and a majority of the General Members present and voting at the Annual Meeting that year. If no such action is taken to assess dues for a given year, the dues for that year shall be as established for the previous year.

b. Annual dues may be paid either in cash or through a contribution of labor to the organization. The Board of Directors shall determine the hourly rate at which labor will be credited as dues, and shall have the power to designate the types of labor that may be credited.

4. Rights of Regular Members.

a. Every Regular Member shall have the right to participate in Membership Meetings, to vote on all matters properly put before the Membership for consideration, to nominate and participate in the election of the Board of Directors as provided by these Bylaws, to serve on the Board of Directors or on committees if chosen, and to receive notices and minutes of Membership Meetings and Annual Reports of the Corporation.

b. The assent of the Regular Membership, in accordance with these Bylaws, shall be required before action may be taken on the assessment of membership dues, the sale of land, the establishment or alteration of the "resale formula," the removal of Directors, the amendment of the Articles of Incorporation or these Bylaws, or the dissolution of the Corporation.

5. **Rights of Organizational Members**

a. Each organizational member shall designate one person to vote on its behalf at membership meetings of the Corporation and shall notify the Corporation of the identity of its representative. The organizational member may change its designated representative from time to time but must notify the Corporation when it does so.

b. Designated representatives of organizational members shall have the same voting rights as General Members in membership meetings unless otherwise specified in these Bylaws.

6. **Supporting Membership.**

a. Any person who has paid the annual dues established for the current calendar year who does not wish to become a Regular Member or has not met all of the requirements of Regular Membership shall be designated a Supporting Member of the Corporation.

b. Supporting Members shall have all of the rights of Regular Members except the right to nominate and participate in the election of the Board of Directors and the right to vote on matters put before the Regular Membership.

7. **Membership Meetings.**

a. *Notice of Membership Meetings.* Written notice of every Membership Meeting shall be given to all Regular, Organizational and Supporting Members and shall include an agenda for the meeting. Except as otherwise provided in Article VIII of these Bylaws, notice shall be mailed first-class, registered or cerfitifed not less than ten days, nor more than 90 days, prior to a meeting, or, with the consent of the member, may be sent by email.

The notice shall be addressed to each Member at the address of the Member appearing on the books of the Corporation or, at the address given by the Member to the Corporation for purpose of notice, or, with the written permission of the Member on the membership application, to their email address.

b. *Annual Memberhip Meetings.* Subsequent to the First Annual Meeting, the Annual Meeting of the membership for reports to the Membership by the Board of Directors and Officers, the election of Directors, the assessment of dues, and the transaction of other business, shall be held in the first quarter of each year. The location and specific time of the Annual Meeting shall be determined by the Board of Directors. Notice of the Annual Meeting shall include a list of those persons nominated for the Board of Directors as provided in Article III of these Bylaws.

c. *Regular Membership Meetings.* Regular Meetings may be scheduled by the Regular Membership at such times and places as they shall establish at the Annual Meeting.

d. *Special Membership Meetings.* Special Meetings may be called by the Board of Directors or by a written petition, addressed to the President of the Corporation, signed by at least ten percent (10%) of the Regular Membership. The officer receiving the request shall cause notice to be given promptly to the Members entitled to vote, stating that a meeting will te held at the time and date fixed by the board, provided that the meeting date shall be at least 30 days but not more than 60 days after receipt of the request. If the notice is not given within 20 days after the request is received, the person or persons requesting the meeting may give the notice. Nothing in this Section 6(d) shall be construed as limiting, fixing, or affecting the time at which a meeting of the Members may be held when the meeting is called by the Board. At a Special Meeting, only those matters stated on the agenda, as included in the notice of the meeting, may be acted upon by the Membership.

e. *Open meetings.* All Membership Meetings shall be open to any person.

f.   *Minutes.* Minutes of all Membership Meetings shall be recorded by the Secretary of the Corporation or by another person designated by the Board of Directors. Minutes for every meeting shall be approved by the Regular Membership at the next Membership Meeting.

g.   *Voting Rights.* Any General Member who does not live on land owned by the Corporation and any Organizational Member acquires voting rights 60 days after joining. No person who joins at a General Membership Meeting may vote at that General Membership Meeting.

h.   *Quorum.* A Quorum shall consist of one-tenth of the total Lessee Membership (if any) and one-tenth of the total General Membership, as determined by the Secretary of the Corporation, provided, however, that if any Regular Meeting is actually attended in person or by proxy by less than one-third of the voting power, the only matters that may be voted on are those of which notice of their general nature was given pursuant to Section 6(a) of these bylaws.

i.   *Decision-Making.* Whenever possible, decisions shall be made at Membership Meetings by the unanimous consent of the Regular Members present, a Quorum being assembled. In the event that unanimity is not attained, a decision shall be made by an affirmative vote of a majority of all Regular Members and Designated Representatives of Organizational Members present, if the Corporation does not have at least 30 Lessee members, as determined by the Board of Directors; otherwise, if the Corporation does have at least 30 Lessee members, a decision shall be made by affirmative vote of a majority of the Lessee Members and a majority of the total of General Members and Designated Representatives of Organizational Members present and voting, a Quorum being assembled, except as otherwise provided in these Bylaws. Before a vote is held on any motion, the exact language of the motion shall be recorded by the Secretary and read to the Membership, and all Members present shall have a reasonable opportunity to express their opinions on the proposition.

j. *Voting.* Members entitled to vote awt any meeting of Members shall be those Members in good standing as of the record date. Each Member entitled to vote shall be entitled to cast one vote on each matter submitted to a vote of the Members.

k. *Waiver of Notice of Consent by Absent Members.* The transactions of any meeting of Members, however called or noticed and wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy and if, either before or after the meeting, each Member entitled to vote, who is not present in person or by proxy, signs a written waiver of notice, a consent to the holding of the meeting, or any approval of the minutes of the meeting. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of of any meeting of Members. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

    A Member's attendance at a meeting shall also constitute waiver of notice of, and presence at, that meeting, unless the Member objects at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

l. *Record Date.* For purposes of determining the Members entitled to notice of any meeting, entitled to vote at any meeting, entitled to vote by written ballot, or entitled to exercise any rights with respect to any lawful action, the Board may, in advance, fix a record date. The record date so fixed:

    i. For notice of a meeting shall not be more than 90 nor less than 10 days before the date of the meeting. If not otherwise fixed by the Board, the record date shall be the business day preceding the day on which notice is given or, if notice is waived, the business day preceding the day on which the meeting is held.

ii. For voting at a meeting, shall not be more than 60 days before the date of the meeting. If not otherwise fixed by the Board, the record date shall be the day on which the meeting or adjourned meeting is held.

iii. For any other action, shall not be more than 60 days before that action. If not otherwise fixed by the Board, the record date shall be the date on which the Board adopts the resolution relating to that action or the 60th day before the date of the action, whichever is later.

A Member at the close of business on the record date shall be a Member of record.

8. Termination of Membership. A membership shall terminate if any of the following events occur:

a. Resignation of the member, on reasonable notice to the Corporation.

b. Expiration of the period of membership, unless the membership is renewed on the renewal terms fixed by the Corporation;

c. Failure of the member to pay dues, fees, or assessments as set by the Corporation within third (30) days after they become due and payable;

d. Occurrence of any event that renders the member ineligible for membership, or failure to satisfy the membership qualifications; or

e. Expulsion of the member under Article 2, Section 9 of these bylaws based on good faith determination by the board, or a committee or person authorized by the Board to make such a determination, that the Member has failed in a material and serious degree to observe the rules of conduct of the Corporation, or has engaged in conduct materially and seriously prejudicial to the purposes and interests of the Corporation.

9. Suspension of Membershp. A member may be suspended under Article 2, Secrtion 9 of these bylaws, based on good faith determination by the Board, or a committee or person authoirized by the Board to make such a determination, that the Member has failed in a material and serious degree to observe the corporation's rules of conduct, or has engaged in conduct materially and seriously prejudicial to the purposes and interests of the Corporation. A person whose membership is suspended shall not be a Member during the period of suspension.

10. Procedure for Expulsion or Suspension. If grounds appear to exist for expulsion or suspension of a Member under Article 2, Section 7 or 8 of these bylaws, the procedure set forth below shall be followed:

a. The Member shall be given 30 days prior notice, by any method reasonably calculated to provide actual notice, of the proposed expulsion or suspension and the reasons therefor. Any notice given by mail shall be sent by first-class, registered, or certified mail to the Member's last address as shown on the corporation's records.

b. The Member shall be given an opportunity to be heard, either orally or in writing, at least five days before the effective date of the proposed expulsion or suspension. The hearing shall be held, or the written statement considered, by the board or by a committee or person authorized by the board to determine whether the expulsion or suspension shall take place.

c. The Board, committee, or person shall decide whether or not the Member should be suspended, expelled or sanctioned in some other way.

d. Any person who has been declared suspended or expelled by the Board, or by any person or committee authorized by the Board, may appeal their suspension or expulsion to a general meeting. The suspension or expulsion is revoked and the person reinstated as a Member if the general meeting votes to reinstate that person as a member.

e. Any action challenging an expulsion, suspension, or termination of membership, including a claim alleging defective notice, must be commenced within 30 days after the date of the expulsion, suspension, or termination.

Article III: Board of Directors

1. **Number of Directors.** Except for the Initial Board named in the Articles of Incorporation, the Board of Directors shall consist of twelve (12) Directors.

2. **Composition of the Board.** If there are at least 30 Lessee members of the Corporation, as determined by the Board of Directors, there shall be three categories of Directors, each consisting of four Directors, or one-third of the total Board. The three categories shall be "Lessee Representatives" representing Lessee Members, "General Representatives" representing General Members, and "Public Representatives" representing the interests of the general public. If the Corporation has fewer than 30 Lessee members, the Board of Directors shall consist of eight Regular Representatives, representing the Regular members, and four Public Representatives, who are deemed to have knowlege useful to the purposes of the Corporation or who represent organizations that support the purposes of the corporation.

3. **Nomination of Directors.** For all regular elections subsequent to the First Annual Meeting of the Membership, Directors shall be nominated as follows:

a. *Lessee Representatives*.

   i. If the Corporation has at least 30 Lessee Members, as determined by the Board of Directors prior to the nomination of Directors, Lessee Members may nominate Lessee Representatives to the Board from among themselves. These nominations must either be submitted in writing to the Secretary of the Corporation at least fifteen days prior to the Annual Meeting of the Membership or be made from the floor at the Annual Meeting.

ii. If the Corporation has at least 30 Lessee Members, then, at the Annual Meeting, after the chair has called for nominations for Lessee Representatives by Lessee Members, there are an insufficient number of nominees for the Lessee Representative positions to be filled, the General Members may nominate candidates from among themselves or from among the Lessee Members to fill such positions. Except as provided in this Paragraph and in Paragraph 3.a.ii above, General members may not nominate candidates for Lessee Representatives.

b. *General Representatives*.

i. If there are at least 30 Lessee Members, as determined by the Board of Directors, General Members may nominate General Representatives to the Board from among themselves. These nominations must either be submitted in writing to the Secretary of the Corporation at least fifteen days prior to the Annual Meeting or be made from the floor at the Annual Meeting.

ii. If the Corporation has at least 30 Lessee Members, then, at the Annual Meeting, after the chair has called for nominations for General Representatives by General Members, there are an insufficient number of nominees for the General Representative positions to be filled, then Lessee Members may nominate candidates from among themselves or from among the General Members to fill such positions. Except as provided in this Paragraph, Lessee Members may not nominate candidates for General Representatives.

c. *Public Representatives*. At least fifteen days prior to the Annual Meeting, the Board of Directors shall make nominations for Public Representatives to the Board.

d. *Regular Representatives.* In the event there are fewer than 30 Lessee Members, Regular Members may submit nominations for the eight Regular Representatives from among themselves in either of the ways described under Paragraph 3.a.i. for Lessee Members.

e. *Notice of Nominations.* A list of all persons nominated in each of the three categories shall be included with the notice of the Annual Meeting.

4. **Election of Directors.**

a. The Board of Directors has separate Lessee and General Representatives only after the Corporation has at least 30 Lessee Members, as determined by the Board of Directors. Until the Corporation has at least 30 Lessee Members, eight Regular Representatives are elected to the Board, as provided in Section 4(d). Regular Represenatives represent both Lessee and General members. Separate Lessee and General Representatives replace Regular Representatives on the Board after the first annual meeting when the Corporation has at least 30 Lessee members.

b. *Election of Lessee Representatives.* Except for the Initial Board of Directors, if the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, Lessee Representatives to the Board of Directors shall be elected by the Lessee Members present and voting at the Annual meeting, a Quorum being assembled, in accordance with the procedures described in Article XI.

c. *Election of General Representatives.* Except for the Initial Board of Directors, if the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, General Representatives to the Board of Directors shall be elected by the General Members and Designated Representatives of Organizational Members present and voting at the Annual meeting, a Quorum being assembled, in accordance with the procedures described in Article XI.

d. *Election of Regular Representatives.* Prior to the first annual meeting that occurs when the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, eight Regular Representatives shall be elected by the Regular Members present and voting at the Annual meeting, a Quorum being assembled, in accordance with the procedure described in Article XI.

e. *Election of Public Representatives.* Four Public Representatives shall be elected by the Regular Members present and voting at the Annual meeting, a Quorum being assembled, in accordance with the procedure described in Aritle XI.

f. *Method of Election.* "Choice Voting," as described in Aritle XI, shall be the method of election. Positions shall be filled by those candidates receiving the largest numbers of fractional votes counted in accordance with a proportionally representative fractional vote counting system, though such numbers may constitute less than a majority of the total votes cast.

5. **Vacancies.**

a. *Election to fill Vacancies.* If any Director vacates his or her term or is removed from the Board, the remaining Directors (though they may constitute less than a Quorum) may elect a person to fill the vacancy, or may, by unanimous agreement, decide to leave the position vacant until the next Annual Meeting of the Membership, provided the Board still includes at least three Representatives in each category. Elections to fill vacancies shall be made by a majority vote of the remaining Directors.

b. *Qualifications of Replacements.* Any person elected to fill a vacancy on the Board of Directors must be one who can be reasonably expected to represent the interests of the constituents in the category (Lessee, General, Regular, or Public) in which the vacancy occurs.

c. *Term of Replacements.* Replacement Directors elected by the Board shall serve until the next Annual Meeting of the Membership, at which time the position shall be filled by a person elected, according to the procedures described in Sections 3 and 4 of this Article, to serve out the remaining term of the person who has vacated the position, or, in the event such term has expired, to serve a full term.

6. Terms of Directors.

a. *Terms of Directors.* Except as otherwise provided in these Bylaws, each Director shall serve a term of one year.

b. *Commencement of Terms.* The term of office of a regularly elected Director shall commence at the adjournment of the Annual Membership Meeting in which he or she is elected. The term of office of a Director elected by the Board to fill a vacancy shall begin at the time of his or her acceptance of the position.

c. *Re-election.* No person shall serve as a Director for more than six consecutive years.

7. Resignation

a. Any Director may resign at any time by giving notice to the President. Unless otherwise specified, such resignation shall be effective upon the receipt of notice by the President.

b. A Director shall be considered to have given notice of resignation and his or her position shall be declared vacant by the Board of Directors if he or she fails to attend three consecutive meetings of the Board of Directors with the exception of Emergency Meetings, unless good cause for absence and continuing interest in participation on the Board are recognized by the Board. When a Director has failed to attend three consecutive meetings, the President shall notify him or her in writing that, at the next Regular Meeting, his or her position will be declared vacant unless the Board determines that there has been good cause for the Director's absences and that the Director continues to be interested in participating on the Board of Directors. The notification by the President shall be mailed no later than seven days prior to the Regular Meeting at which the position may be declared vacant. At this meeting, the Director in question shall be given the opportunity to show good cause for absence from meetings and continuing interest in participating on the Board. The resignation of a Director who has missed three consecutive meetings shall not become effective until the Board has declared the position vacant as provided herein.

8. Removal of Directors. A Director of the Corporation may be removed for good cause by the Regular Members of the Corporation when such Director is judged to have acted in a manner seriously detrimental to the Corporation. However, before such removal can occur, the following procedure must be followed:

a. Written charges specifying the conduct considered to be detrimental must be signed by at least three Members of the Corporation and submitted to the President (or, if the President is the Director charged, to the Vice President). Any Regular Members of the Corporation may submit such charges.

b. The President (or Vice President) shall deliver or mail a copy of the charges to the Director charged.

c. A Special Committee consisting of three Regular Members of the Corporation shall be created to consider the charges. One member of the Committee shall be selected by the Board of Directors, but without the participation of the Director charged, within ten days following the delivery or mailing of the charges to the Director charged in making its selection. The Board shall endeavor to select a person who will consider the charges without bias. No later than ten days following the Board's selection of the first member of the Committee, a second member may be selected by the Director charged. In the event that the Director charged fails to select a second member of the Committee within ten days, the Board may select a second member who, in the judgment of the Board will consider the charges without bias. Within ten days following the selection of the second member of the Committee, the first and second members shall select a third member of the Committee. If the first and second members cannot agree upon a third member within this ten-day period, the Board shall select a third member.

d. The Special Committee shall hold a hearing, at which both the Director charged and the members who have filed charges may present evidence in the presence of the other. Following the hearing, the Committee shall prepare a written report of its findings and its recommendation for or against removal. The recommendation shall be based on a majority vote of the Special Committee if consensus cannot be reached. The report shall contain a statement of how each member of the Special Committee has voted. The report shall be completed and submitted to the President of the Corporation (or the Vice President, if the President is the Director being charged) no later than one month following the selection of the third member of the Special Committee.

e. If the Special Committee recommends removal of the Director, the report and recommendation shall be presented to the Regular Membership, which shall then have sole authority to decide the question of removal. A Membership Meeting for this purpose shall be called by the President for a time no later than one month following the President's (or, when required, the Vice President's) receipt of the Special Committee's recommendation for removal. Notice of this meeting shall include a complete copy of the Special Committee's report.

9. Board Meetings.

a. *Notice of Board Meetings.* Except as provided below for Emergency Meetings, written notice of a Board Meeting shall be mailed, or, with the prior consent of the Director, sent via email, to all Directors at least ten days prior to the meeting or shall be delivered in person at least seven days prior to the meeting. Notice of every meeting shall include an agenda for the meeting.

b. *Waiver of Notice.* Any Director may waive any notice required by these Bylaws. Any Director who has not received notice of a Board Meeting but has attended that meeting shall be considered to have waived notice of that meeting, unless he or she requests that his or her protest be recorded in the minutes of the meeting.

c. *Annual Board Meeting.* The Annual Meeting of the Board of Directors may be held immediately following the Annual Membership Meeting and must be held no later than one month following the Annual Membership Meeting.

d. *Regular Board Meetings.* The Board of Directors shall meet no less often than once every two months, at such times and places as the Board may establish.

e. *Special Board Meetings and Emergency Board Meetings.* Special Meetings may be called by the President, by any three Directors, or by 10% of the Regular Members of the Corporation. Notice must be given as provided above, unless any three Directors determine that the matter at hand constitutes an emergency. When so determined, an Emergency Meeting may be called on one-day notice. Notice of Emergency Meetings, including an announcement of the agenda, shall be given by telephone or in person to all Directors. At any Special or Emergency Meeting of the Board, only those matters included in the announced agenda may be acted upon unless all of the Directors are present at the meeting and unanimously agree to take action on other matters.

10. Procedures for Board Meetings.

a. *Open Meetings.* All Board Meetings shall be open to any person except when the Board has voted, during an open meeting, to go into Executive Session.

b. *Executive Session.* A Motion to go into Executive Session shall state the nature of the business of the Executive Session, and no other matter may be considered in the Executive Session. No binding action may be taken in executive session except actions regarding the securing of real estate purchase options or contracts in accordance with Paragraph 10.b.ii, below. Attendance in executive session shall be limited to the Directors and any persons whose presence is requested by the Board of Directors. Minutes of an Executive Session need not be taken: however, if they are taken, they shall be recorded as a part of the minutes of the meeting in which the Board has voted to go into Executive Session. The Board shall not hold an Executive Session except to consider one or more of the following matters:

i.   Contracts, labor relations agreements with employees, arbitration, grievances, or litigation involving the Corporation when premature public knowledge would place the Corporation or person involved at a substantial disadvantage;

ii.   Real estate purchase offers and the negotiating or securing of real estate purchase options or contracts;

iii. The appointment or evaluation of an employee, and any disciplinary or dismissal action against an employee (however, nothing in this section shall be construed to impair the right of the employee to a public hearing if action is taken to discipline or dismiss);

iv.   The consideration of applications from persons seeking to lease land and/or housing, purchase housing, or arrange financing from the Corporation; and

v.   Relationships between the Corporation and any party who might be harmed by public discussion of matters relating to the relationship.

c. *Quorum.* At any meeting of the Board, a Quorum shall consist of a majority of the Board of Directors, provided that at least one representative from each of the three categories of representatives is present.

d. *Decision-Making.* The Board shall attempt to reach unanimous agreement on all decisions. In the event that unanimous agreement cannot be achieved, a decision may be made by a majority of the Directors present and voting, except as otherwise provided in these Bylaws.

e. *Minutes.* Minutes of all Board meetings shall be recorded by the Secretary or by such other person as the Board may designate, and shall be approved by the Board at the next Board Meeting. All minutes of Board Meetings shall be kept on permanent record by the Corporation and shall be open for inspection by any Member of the Corporation.

11. Duties of the Board of Directors. The Board of Directors shall carry out the purpose of the Corporation, implement the decisions of the Regular Membership, and be responsible for the general management of the affairs of the Corporation in accordance with these Bylaws. Specifically, the Board shall:

a. Approve a written Annual Report to the Membership, and make this report available to all members. This report shall include a summary of the Corporation's activities during the previous year, the Corporation's most recent financial reports, and a list of all real estate held by the Corporation;

b. Adopt an annual budget prior to the beginning of each fiscal year, and approve any expenditures not included in the budget;

c. Select all officers of the Corporation;

d. Supervise the activities of all officers, agents, and committees of the Corporation in the performance of their assigned duties and investigate any possible conflicts of interest within the Corporation;

e. Adopt and implement personnel policies providing for the hiring, supervision, and evaluation of employees;

f. Provide for the deposit of funds in accordance with Article IX of these Bylaws;

g. Determine by whom and in what manner deeds, leases, contracts, checks, drafts, endorsements, notes and other instruments shall be signed on behalf of the Corporation;

h. Acquire such parcels of land, with or without buildings and other improvements, through donation, purchase, or otherwise, as the Board shall determine that it is useful and prudent to acquire in furtherance of the purposes of the Corporation;

i. Convey the right to use land, through leases or other limited conveyances, in accordance with the provisions of Articles V and VI of these Bylaws;

j. Convey ownership of housing and other improvements on the Corporation's land to qualified lessees, to the extent practical, and in accordance with the provisions of Articles V and VI of these Bylaws;

k. Provide for the purchase of housing and other improvements on the Corporation's land from lessees who wish to sell or whose leases are terminated, at prices based on the "Resale Formulas," as established in accordance with Article VI of these Bylaws;

l. Obtain and maintain the resources necessary for the operation of the Corporation and for the acquisition and development of land and housing; and

m. Assure the sound management of the Corporation's finances.

12. Powers of the Board of Directors. In addition to the power to carry out the duties enumerated above, the Board of Directors shall have the power to:

a. Appoint and discharge advisors and consultants.

b. Create such committees as are necessary or desirable to further the purpose of the Corporation. (Any member of the Corporation may be appointed to any committee. No committee may take action on behalf of the Corporation except as authorized by the Board of Directors.)

c.   Call Board Meetings and Special Membership Meetings.

d.   Approve the borrowing and lending of money, in accordance with Paragraph IX.4 of these Bylaws, as necessary to further the purposes of the Corporation; and

e.   Exercise all other powers necessary to conduct the affairs and further the purposes of the Corporation in accordance with the Articles of Incorporation and these Bylaws.

13. Limitation on the Powers of the Board of Directors. Action taken by the Board of Directors on any motion for the assessment of membership dues, the removal of Directors, the sale of land, the alteration of the "Resale Formulas," the amendment of the Articles of Incorporation or these Bylaws, or the dissolution of the Corporation shall not become effective unless and until such action is approved by the Regular Membership in accordance with these Bylaws.

14. Conflict of Interest. No member of the Board of Directors shall vote on any matter in which such Director or any parent, spouse, child, partner, employer, client, or similarly related person or business entity has a substantial interest in any property or business that would be substantially affected by such action.

Article IV. Officers

1. **Designation**. The Officers of the Corporation shall be: President, Vice President. Secretary, and Treasurer.

2. **Election.** The Officers of the Corporation shall be elected by a majority vote of the Board of Directors, from among themselves, at the Annual Meeting of the Board. Any vacancies occurring in any of these offices shall be filled by the Board for the unexpired term.

3. **Tenure.** The Officers shall hold office until the next Annual Meeting of the Board after their election unless, before such time, they resign or are removed from their offices, or unless they resign

or are removed from the Board of Directors. Any Officer who ceases to be a member of the Board of Directors shall thereby cease to be an Officer.

4. Removal from Office. The Officers shall serve at the pleasure of the Board of Directors and may be removed from office at any time by an affirmative vote of at least two-thirds of the entire Board of Directors.

5. Duties of the President. The President shall:

a. Preside at all Board Meetings and Membership Meetings, when able to do so;

b. Consult with the other Officers and the committees of the Corporation regarding the fulfillment of their duties;

c. Assure that an agenda is prepared for every meeting of the Membership and the Board of Directors;

d. Give notice to any Director who has been absent from three consecutive Regular Meetings, as required by these Bylaws;

e. Call Special Meetings of the Membership or Board of Directors when petitioned to do so in accordance with these Bylaws;

f. Carry out the duties assigned to the President regarding the removal of a Director; and

g. Perform such other duties as the Board of Directors may assign.

6. Duties of the Vice President. The Vice President shall:

a. Perform all duties of the President in the event that the President is absent or unable to perform these duties;

b. Perform those duties assigned to the President regarding the resignation or removal of a Director when the President is disqualified from performing those duties; and

c. Perform such other duties as the Board of Directors may assign.

7. Duties of the Secretary. The Secretary shall:

a. Assure that a list of all Members and their mailing addresses is maintained by the Corporation;

b. Assure that proper notice of all Membership Meetings and Board Meetings is given;

c. Assure that motions and votes in Membership Meetings and Board Meetings are accurately represented to those present and are accurately recorded in the minutes;

d. Assure that minutes of all Membership Meetings and Board Meetings are recorded and kept on permanent record; and

e. Perform such other duties as the Board of Directors may assign.

8. Duties of the Treasurer. The Treasurer shall oversee the finances of the Corporation. Specifically, the Treasurer shall:

a. Assure that the financial records of the Corporation are maintained in accordance with sound accounting practices;

b. Assure that funds of the Corporation are deposited in the name of the Corporation in accordance with these Bylaws;

c. Assure that all deeds, title papers, leases, and other documents establishing the Corporation's interest in property and rights in particular matters are maintained in such manner as the Board directs;

d. Assure that all money owed to the Corporation is duly collected and that all gifts of money or property to the Corporation are duly received;

e. Assure the proper disbursement of such funds as the Board of Directors may order or authorize to be disbursed;

f. Assure that accurate financial reports (including balance sheets and revenue and expense statements) are prepared and presented to the Board at the close of each quarter of each fiscal year;

g. Assure that such reports and returns as may be required by various government agencies are prepared and filed in a timely manner; and

h. Assure that an annual budget is prepared and presented to the Board for its approval prior to the beginning of each fiscal year.

Article V: Stewardship Of Land

1. **Principles of Land Use.** The Board of Directors shall oversee the use of land owned by the Corporation and shall convey the right to use such land so as to facilitate access to land and affordable housing by low and moderate income people. In so doing, the Board shall be guided by the following principles:

a. The Board shall consider the needs of potential lessees and shall attempt to effect a just distribution of land use rights.

b. The Board shall convey land use rights on terms that will preserve affordable access to land and housing for future low and moderate income residents of the community.

c. The Board shall convey land use rights in a manner that will promote the long-term well-being of the community and the long-term health of the environment.

2. **Encumbrance of Land.** The decision to mortgage or otherwise encumber land owned by the Corporation shall require the approval of the Board of Directors and the consent of the cooperative, homeowners, or homeowners association to whom such land is leased.

3. **Sale of Land.** The sale of land does not conform with the philosophy and purposes of the Corporation. Accordingly, land shall not be sold except in the event of any authorized action of eminent domain by a governing Federal, State or local agency, or in extraordinary circumstances when the sale is considered a necessary means of achieving the purposes of the Corporation. In such extraordinary circumstances, land may be sold only with:

a. An affirmative vote by at least two-thirds of the entire Board of Directors at a Regular or Special Meeting, provided that written notice of such meeting has described the proposed sale and the reasons for the proposal;

b. The written consent of the cooperative, homeowners, or homeowners association to whom the land in question is leased; and

c. Assuming that written notice of such meeting, describing the proposed sale and the reasons for the proposal, shall have been provided to the Regular Members, then if the Corporation does not have at least 30 Lessee Members, as determined by the Board of Directors, then an affirmative vote by at least two-thirds of the Regular Members present at a Membership Meeting, a Quorum being assembled; otherwise, if the Corporation has at least 30 Lessee Members, an affirmative vote by at least two-thirds of the Lessee Members and two-thirds of the total of General Members and Designated Representatives of Organizational Members present at a Membership Meeting, a Quorum being assembled.

Article VI: Ownership of Housing and Other Improvements Located on the Corporation's Land, and Limitations on Resale

1. **Ownership of Housing and Improvements on the Corporation's Land.** In accordance with the purposes of the Corporation, the Board of Directors shall take appropriate measures to promote and facilitate the ownership of housing and other improvements on the Corporation's land by low and moderate income people. These measures may include, but are not limited to, provisions for the sale of housing to such people; provisions for financing the acquisition of housing by such people, including direct loans by the Corporation; and provisions for grants or other subsidies that will lower the cost of housing for such people. Nothing

herein shall preclude the Corporation from including market-rate housing and/or non-residential uses within projects, to the extent necessary to achieve the purposes of the Corporation.

2. Purchase by the Corporation of Property Located on the Corporation's Land. It is a purpose of the Corporation to preserve the affordability of housing and other improvements for low and moderate income people in the future. Accordingly, when land-use rights are leased, the Board of Directors shall assure that, as a condition of the lease, the Corporation is granted the right to purchase any lessee-owned housing or other improvements on the land, for a price determined by the "Resale Formulas," at such time as the lessees wish to sell or the lease is terminated.

3. The Resale Formulas. For the purpose of preserving affordability, the Corporation shall restrict the price that lessees may receive when they sell housing and other improvements located on the land leased to them by the Corporation. Policies establishing such restrictions in the form of "Resale Formulas" shall be adopted by the Board of Directors in consultation with the Regular Members and in accordance with the following principles:

a. To the extent practical, the Resale Formulas shall allow the Seller to receive a price based on the value that the Seller has actually invested in the property being sold.

b. To the extent practical, the Resale Formulas shall limit the price of the property and the qualifying income of the subsequent buyer(s) to an amount that will maintain the units at the same level of affordability at the time of the transfer of ownership.

4. Procedures for Adoption of the Resale Formulas. The adoption of the Resale Formulas pertaining to each new project shall require an affirmative vote by at least two-thirds of the entire Board of Directors at any Regular or Special Meeting, provided that written notice of such meeting has set forth the proposed formulas with an explanation thereof.

5. Procedures for Altering the Resale Formulas. The consistent long-term application of the adopted Resale Formulas to each project is essential to the purposes of the Corporation. Accordingly, the Resale Formulas adopted for each project shall not be altered unless the the Lessee Members and the General Members of the Corporation each determine that the current formulas present an obstacle to the achievement of the purposes of the Corporation. In such an event, the Resale Formulas may be altered only by:

a. An affirmative vote by at least two-thirds of the entire Board of Directors at a Membership Meeting, provided that written notice of such Meeting has set forth the proposed amendment to the Resale Formulas with an explanation thereof; and

b. Assuming that written notice of the time and place of the General Membership Meeting at which the proposal is to be voted on has been sent to all members and has set forth the proposed amendment to the Resale Formulas with an explanation thereof, then, if there are not at least 30 Lessee Members of the Corporation, as determined by the Board of Directors, an affirmative vote by at least two-thirds of the Regular Members present and voting at a Membership Meeting, a Quorum being assembled; otherwise, if the Corporation has at least 30 Lessee Members, then an affirmative vote by at least two-thirds of the Lessee Members and two-thirds of the total of General Members and Designated Representatives of Organizational Members present and voting at a Membership Meeting, a Quorum being assembled.

Article VII: Amendment of Articles of Incorporation and Bylaws

The Articles of Incorporation may be amended and these Bylaws may be amended or may be repealed and new Bylaws adopted only by:

1.   An affirmative vote by at least two-thirds of the entire Board of Directors at any Membership Meeting, provided that written notice of such meeting has set forth the proposed amendment or replacement, with appropriate explanations thereof; and

2.   Assuming that written notice of such meeting has set forth the proposed amendment or replacement, with appropriate explanations thereof, and said matter was duly noticed and discussed at one or more prior Membership Meetings and recorded in the approved minutes of that meeting, then, if the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, an affirmative vote by at least two-thirds of the Lessee Members and two-thirds of the total of General Members and Designated Representatives of Organizational Members present and voting at a Membership Meeting, a Quorum being assembled; otherwise, if the Corporation does not have at least 30 Lessee Members, an affirmative vote by at least two-thirds of the Regular Members present and voting at a Membership Meeting, a Quorum being assembled.

Article VIII: Dissolution

A decision to dissolve the Corporation and to distribute the Corporation's assets in a particular manner in accordance with the Articles of Incorporation and these Bylaws shall require:

1.   An affirmative vote by at least two-thirds of the entire Board of Directors at any Regular or Special Meeting, provided that written notice of such meeting has included a full description of the plan of dissolution and an explanation thereof; and

2.   Assuming that written notice of such meeting, including a full description of the proposed plan of dissolution and an explanation thereof, has been given to all Members of the Corporation no later than three weeks prior to the Meeting, then, if the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, an affirmative vote by at least two-thirds of the Lessee Members and two-thirds of the total of General Members and

Designated Representatives of Organizational Members present and voting at a Membership Meeting, a Quorum being assembled; otherwise, if the Corporation does not have at least 30 Lessee Members, an affirmative vote by at least two-thirds of the Regular Members present and voting at a Membership Meeting, a Quorum being assembled.

Article IX: Miscellaneous Provisions

1. **Fiscal Year.** The fiscal year of the Corporation shall begin on January 1 of each year, and shall end on December 31 of each year.

2. **Deposit of Funds.** All funds of the Corporation not otherwise employed shall be deposited in such banks, trust companies, or other reliable depositories as the Board of Directors from time to time may determine.

3. **Checks, etc.** All checks, drafts, endorsements, notes and evidences of indebtedness of the Corporation shall be signed by such Officers or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation shall be made in such manner as the Board of Directors from time to time may determine.

4. **Loans.** No loans or advances shall be contracted on behalf of the Corporation, and no note or other evidence of indebtedness shall be issued in its name, except as authorized by the Board of Directors. Any such authorization shall relate to specific transactions.

5. **Contracts.** Any Officer or agent of the Corporation specifically authorized by the Board of Directors may, on behalf of the Corporation, enter into those contracts and execute and deliver those instruments that are specifically authorized by the Board of Directors. Without the express and specific authorization of the Board of Directors as evidenced by Corporate resolution, no Officer or other agent of the Corporation may enter into any contract or execute and deliver any instrument in the name of the Corporation.

6.   Indemnification. Any person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a Director or Officer of the Corporation shall be indemnified by the Corporation against any and all liability and the reasonable expenses, including attorney's fees and disbursements, incurred by him or her (or his or her heirs, executors, or administrators) in connection with the defense and/or settlement of such action, suit, or proceeding, or in connection with any appearance therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Director or Officer is liable for negligence or misconduct in the performance of his or her duties.

Article X: Initial Membership and Board, Adoption of Bylaws, First Annual Meeting

1.   Initial Membership. The Initial Members empowered to vote at the First Annual Meeting shall be those persons 18 years of age or older who:

a.   Have attended at least one of the organizational meetings held between November 11, 2002, and the time of the First Annual Meeting, as recorded in the minutes of those meetings, and

b.   Submitted a membership application, including a signed statement of support for the purposes of the Corporation.

2.   Initial Board of Directors. The Initial Board of Directors, consisting of eight members, shall be as stated in the Articles of Incorporation. The Initial Board, after approving these Bylaws, shall call the first Annual Meeting of the Membership, and shall serve until the Board of Directors elected at the First Annual Meeting has been seated upon the completion of the First Annual Meeting.

3. Election of Initial Board of Directors. The Initial Board of Directors shall be elected by vote of all Initial Members present and voting at a general meeting, or voting by mail ballot. The method of election shall be by proportional representation, as described in Article XI.

4. Adoption of Bylaws. Adoption of these Bylaws as the Bylaws of the Corporation shall require:

a. Approval by two-thirds of the Initial Board of Directors prior to the First Annual Meeting; and

b. Ratification by two-thirds of the Initial Members present and voting at the First Annual Meeting.

5. Nomination of Directors to Be Elected at First Annual Meeting. In consultation with the Initial Members, the Initial Board of Directors shall nominate a slate of twelve candidates. If there not at least 30 Lessee Members, eight of these candidates shall be designated candidates for "Regular Representtives" and four shall be designated as candidates for "Public Representatives"; otherwise, if there are at least 30 Lessee Members, then the Board of Directors shall designate four of the candidates as candidates for "Lessee Representatives," four as candidates for "General Representatives," and four as candidates for "Public Representatives." Additional nominations for any of the three categories of representatives may be made by any Initial Member from the floor at the First Annual Meeting.

6. First Annual Meeting. The First Annual Meeting of the Membership for the ratification of these Bylaws, the election of Directors, the assessment of membership dues, and the transaction of other business shall be held in the first quarter (January, February, or March) of 2004. The location and specific time of the First Annual Meeting shall be determined by the Initial Board of Directors. Notice of the First Annual Meeting shall be mailed to all Initial Members at least ten days prior to the Meeting and shall include a list of those persons nominated for the Board of Directors in accordance with Paragraph 5 above.

7. Voting at the First Annual Meeting. Except as otherwise provided in this Article, the election of Directors and other business of the First Annual Meeting shall be conducted in accordance with Articles II, III, IV, and VI of these Bylaws. For purposes of establishing a Quorum at the First Annual Meeting, a Quorum shall consist of one-tenth of the Initial Members, as determined by the Secretary of the Corporation.

Article XI: Method of Election of the Board of Directors

The Board of Directors shall be elected by the following procedures:

a. If the Corporation has at least 30 Lessee Members, as determined by the Board of Directors, a separate vote shall be taken for each of the three categories of Board Representatives: (1) Lessee Representatives, (2) General Representatives, and (3) Public Representatives. If a person has been nominated in more than one category and is then elected in one category, his or her name shall be removed from the list of nominees in the remaining categories.

b. If the Corporation does not have at least 30 Lessee Members, a separate vote shall be taken for the following two categories of Board Representatives: (1) Regular Representatives, and (2) Public Representatives. If a person has been nominated in more than one category and is then elected in one category, his or her name shall be removed from the list of nominees in the remaining categories.

c. Only General Members may vote for General Representatives.

d. Only Lessee Representatives may vote for Lessee Representatives.

e. Both General and Lessee Members may vote for Public Representatives.

f.   If the Corporation does not have at least 30 Lessee Members, as determined by the Board of Directors, then both General and Lessee Members may vote for Regular Representatives.

g.   The Board of Directors shall be elected by "Choice Voting," which shall be defined as a voting system which achieves proportional representation by allowing voters to rank candidates for board of directors in the order of their choice, according to the method described below. A software program (such as ChoicePlus Lite) may be used to calculate the outcome of the election.

h.   For each category of Board Representative, the ballot shall allow each voter to select a candidate as their first choice, and shall allow the voter to optionally indicate second, third, and subsequent choices among the candidates.

i.   Ballots shall be counted according to the following rules:

   i.   *Determination of Victory Threshold:* For any given election, the number of votes necessary for a candidate to guarantee an elected position shall be termed the "threshold." The threshold is used to determine transferable surpluses as defined in (ii)(1) below. The threshold shall be the fewest number of votes that can be obtained only by the winning number of candidates. If the Corporation has at least 30 Lessee members, then, for election as General Representative, Lessee Representative, or Public Representative, the threshold is the number of valid votes cast, divided by four; if the Corporation does not have 30 Lessee members, then, for election as a Regular Representative, the threshold is the number of valid votes cast, divided by eight.

   ii.   *Rules Regarding Transfer of Votes:* The following rules regarding vote transfer shall apply to all stages of the tabulation:

      (1) Votes acquired by a candidate in excess of the threshold for that election shall be termed his or her "surplus". A candidate's surplus votes shall be

transferred according to the following rule: transfer a portion of each vote determined by dividing the surplus of the candidate by the total number of votes for that candidate. For example, if a candidate receives 150 votes in an election whose threshold is 100, that candidate has a surplus of 50 votes and one-third (50/150 = .3333) of a vote from each of those 150 ballots is transferred to those voters' next choices. Votes cast for candidates who are eliminated (as described in (iii)(3) below) shall be transferred at their full current value to those voters' next choice(s).

(2) Votes may not be transferred to candidates who have already met the threshold, nor may votes be transferred to candidates who have been eliminated. When a voter's next choice is not eligible for receipt of transferred votes, that vote (or portion of a vote) shall be transferred to the voter's next indicated choice until all choices on that ballot have been exhausted.

(3) If a voter omits or mistakenly designates any choice on his or her ballot, the vote shall be transferred to that voter's next clearly indicated choice.

iii. *Stages in the Tabulation:*

(1) Vote counting shall start with a tabulation of first-choice votes and with the transfer of a proportion of all surplus votes according to the rules specified in (ii) above. Transfer of surpluses shall commence with the candidate having the largest surplus and proceed successively to the candidates with the next largest surplus.

(2) If the transfer of surplus votes to voters' next-choice candidates creates a new surplus, then a proportion of these votes shall be transferred to those voters' succeeding choices, until all surpluses have been transferred or all declared choices on a ballot have been exhausted.

(3) When all surplus votes have been distributed in this manner, a tally shall be taken. All candidates with less than one percent of votes shall be eliminated simultaneously. Votes for these candidates shall be transferred at their current value to the next-choice candidates named on these ballots. If a next-choice candidate already has been elected or defeated, then the ballot goes to the succeeding choice.

Any surpluses created by this transfer shall once again be transferred, and a new tally taken, until all surpluses have been transferred. Then the remaining candidate with the least number of votes shall be eliminated.

This process of transferring surpluses followed by eliminating candidates with the least numbers of votes shall continue until the number of candidates remaining matches the number of positions to be filled. Votes of the candidate last eliminated shall be transferred, and the election shall be at an end.

iv. *Determinations in the Case of a Tie:* For ties between candidates occurring at any stage in the tabulation, determinations shall be made based on whomever was credited with the most votes at the previous stage of tabulation. In the case of any tie to which a previous stage does not apply, the tie shall be resolved by a fair coin toss.